                                              Filed pursuant to Rule 424(b)(1)
                                              Registration No. 333-4937



PROSPECTUS

                          ONE LIBERTY PROPERTIES, INC.
                                2,383,670 SHARES

                                       OF
            COMMON STOCK ISSUABLE UPON EXERCISE OF NON-TRANSFERABLE
              RIGHTS TO SUBSCRIBE FOR SUCH SHARES OF COMMON STOCK
                      AMERICAN STOCK EXCHANGE SYMBOL: OLP

     ONE LIBERTY PROPERTIES, INC. (THE "COMPANY") is issuing to its common stockholders and preferred stockholders of record as of the close of business on March 24, 1998 (the "Record Date") rights ("Rights") entitling the holders thereof to subscribe for an aggregate of 2,383,670 shares of the Company's Common Stock (the "Offer"). Common stockholders and preferred stockholders of record will receive one Right for each share of Common Stock and/or Preferred Stock held. Each Right entitles the holder to subscribe for and purchase one share of Common Stock ("Basic Subscription Privilege") for a price of $13.25 per share (the "Subscription Price") and, subject to proration, each Right also entitles any holder exercising the Basic Subscription Privilege in full to subscribe at the Subscription Price for up to two additional shares of Common Stock for each share of Common Stock purchased by the holder under the Basic Subscription Privilege (the "Over-Subscription Privilege"). The Rights are non-transferable and will not be admitted for trading on the American Stock Exchange or any other exchange. See "The Offer."

     Gould Investors L.P., which owns 392,981 shares of Common Stock of the Company (24.9% of the outstanding shares of Common Stock), will fully exercise the Rights granted to it to purchase an aggregate of 392,981 shares of Common Stock and will exercise the Over-Subscription Privilege for 376,250 additional shares of Common Stock.

     THE OFFER WILL EXPIRE AT 5:00 P.M., NEW YORK CITY TIME, ON JUNE 15, 1998, (THE "EXPIRATION DATE").

     The Company announced the offer before the commencement of trading on the American Stock Exchange on February 11, 1998. The last reported sale price of the Common Stock at the close of business on February 10, 1998 was $14 3/8. The last reported sale price on the American Stock Exchange on March 26, 1998 was $14.50. The Subscription Price is approximately 9% less than the last reported sale price on the American Stock Exchange on March 26, 1998 (the last day prior to the date of this Prospectus that the Common Stock traded). Common and preferred stockholders who subscribe for shares of Common Stock pursuant to the Offer will not be entitled to receive the cash distribution of $.30 per share which will be paid to common stockholders on or about July 1, 1998 (subject to declaration by the Board of Directors) with respect to the shares subscribed for pursuant to the Offer.

     As a result of the terms of the Offer, holders of Common Stock who do not fully exercise the Basic Subscription Privilege and Over-Subscription Privilege will, upon the completion of the Offer, own a smaller proportional interest in the Company than would otherwise be the case. Before making an investment decision stockholders of the Company should carefully consider the factors set forth under the caption "Investment Considerations" in addition to the other information contained in this Prospectus.

  THESE SECURITIES HAVE NOT BEEN APPROVED OR DISAPPROVED BY THE SECURITIES AND EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION NOR HAS THE SECURITIES
   AND EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION PASSED UPON THE ACCURACY OR ADEQUACY OF THIS PROSPECTUS. ANY REPRESENTATION TO THE CONTRARY IS A
                               CRIMINAL OFFENSE.

===========================================================================================================================
                                                                          UNDERWRITING
                                               PRICE TO                  DISCOUNTS AND                 PROCEEDS TO
                                                PUBLIC                    COMMISSIONS                 COMPANY(1)(2)
---------------------------------------------------------------------------------------------------------------------------
Per Share...........................            $13.25                        N/A                         $13.25
---------------------------------------------------------------------------------------------------------------------------
Total...............................         $31,583,627                      N/A                      $31,583,627
===========================================================================================================================

(1) Before deduction of offering expenses payable by the Company estimated at $120,000.

(2) Funds received by check prior to the Expiration Date will be deposited into a segregated interest bearing account (which interest will accrue to the benefit of the Company) pending proration and distribution of shares. Total proceeds to the Company assumes that all Common Stock offered are sold, either pursuant to the exercise of the Basic Subscription Privilege or the Over-Subscription Privilege.

                 The date of this Prospectus is March 31, 1998.

                               TABLE OF CONTENTS

                                                              PAGE
                                                              ----
PROSPECTUS SUMMARY..........................................    3
  The Company...............................................    3
  The Offer.................................................    3
  Selected Financial Information............................    4
  Summary Consolidated Financial Data.......................    5

INVESTMENT CONSIDERATIONS...................................    6

THE COMPANY.................................................   10
  General...................................................   10
  Investment Policy.........................................   10
  Credit Agreement..........................................   11
  Mortgages Receivable......................................   11

PROPERTIES..................................................   12
  Additional Information Concerning Certain of the
     Properties.............................................   15
  Lease Expirations.........................................   19
  Indebtedness..............................................   19
  Competition...............................................   19
  Environmental Matters.....................................   20
  Regulations and Insurance.................................   21
  Legal Proceedings.........................................   21

USE OF PROCEEDS.............................................   21
PRICE RANGE OF COMMON STOCK AND DISTRIBUTIONS...............   22
CAPITALIZATION..............................................   23
SELECTED FINANCIAL DATA.....................................   24
MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION
  AND RESULTS OF OPERATION..................................   25
MANAGEMENT..................................................   28
EXECUTIVE COMPENSATION......................................   30
CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS..............   31
PRINCIPAL STOCKHOLDERS......................................   33
DESCRIPTION OF CAPITAL STOCK................................   34
FEDERAL INCOME TAX CONSIDERATIONS...........................   35
THE OFFER...................................................   41
EXPERTS.....................................................   42
LEGAL MATTERS...............................................   42
INDEMNIFICATION.............................................   42
AVAILABLE INFORMATION.......................................   43
INDEX TO FINANCIAL STATEMENTS...............................   44

                               PROSPECTUS SUMMARY

     The following summary is qualified in its entirety by the more detailed information and financial statements (including the notes thereto) appearing elsewhere in this Prospectus.

                                  THE COMPANY

     One Liberty Properties, Inc. (the "Company" or "One Liberty") is a self administered and self-managed real estate investment trust ("REIT") incorporated under the laws of Maryland on December 20, 1982. The primary business of the Company is to acquire, own and manage improved, free standing commercial real estate operated by the lessee under a long-term net lease. The Company's focus is the acquisition, ownership and management of improved real property leased to retail businesses under long term commercial net leases. The Company, from time to time, will acquire and own improved commercial real estate, including multi-family apartment houses, office buildings and industrial buildings, leased under a long term lease to an occupant or operator.

     At December 31, 1997 the Company owned fee title to 36 properties and a "sandwich" lease position with regard to one property (collectively the "Properties"), located in 14 states. The Properties contain 1,118,435 square feet of rentable commercial space. The occupancy rate of the Company's property portfolio was 99% on January 30, 1998.

     The Company's business strategy is focused on acquiring improved commercial properties subject to long term net leases which have scheduled rent increases. It pursues a national operating strategy and seeks property locations which are on main thoroughfares or arteries, in areas where the demographics (growing population, favorable occupancy levels and trends and increasing rents) are positive. Both the credit of the existing or proposed tenant and property values are investigated and are important in the acquisition decision, with property location and local demographics given greater weight in the decision making process.

     The Company's principal executive officers are located at 60 Cutter Mill Road, Great Neck, N.Y. 11021 and its telephone number is (516) 466-3100.

                                   THE OFFER

Securities Offered.........  2,383,670 shares of Common Stock, $1.00 par value, by a Rights offering to Common Stockholders and Preferred Stockholders.

Subscription Price.........  $13.25 per Share.

Record Date................  March 24, 1998.

Rights.....................  One non-transferable Right is being issued with respect to each share of Common Stock and Preferred Stock held of record as of the Record Date. Rights must be exercised prior to the Expiration Date.

Basic Subscription
Privilege..................  Each Right entitles the holder thereof to subscribe at the Subscription Price for shares of Common Stock at the rate of one share for each Right.

Over-Subscription
Privilege..................  Subject to proration, a holder of Rights who has fully exercised the Basic Privilege Subscription may oversubscribe at the Subscription Price for up to two additional shares of Common Stock for each share of Common Stock purchased under the Basic Subscription Privilege. Shares acquired pursuant to the Over-Subscription Privilege are subject to proration as more fully discussed under the caption "Offer-Over-Subscription Privilege."

Expiration Date............  The Rights expire at 5:00 p.m., New York City time, on June 15, 1998. Thereafter the Rights cannot be exercised.

Rights Agent...............  American Stock Transfer & Trust Company.

Use of Proceeds............  The proceeds from the sale of Common Stock in the
                             Rights offering will be used to pay in full the $6,985,000 due under the Credit Agreement and the balance (assuming all Rights are exercised, estimated at $24,478,627) to acquire properties and for working capital.

Investment
Considerations.............  A purchase of Common Stock involves a degree of investment risk. Purchasers should carefully consider the information set forth under "Investment Considerations".

                         SELECTED FINANCIAL INFORMATION

                                                        YEAR ENDED DECEMBER 31,
                                  -------------------------------------------------------------------
                                     1997          1996          1995          1994          1993
                                  -----------   -----------   -----------   -----------   -----------
OPERATING DATA:
Revenues........................  $ 6,284,809   $ 5,511,556   $ 4,890,962   $ 4,041,378   $ 3,348,419
Gain On Sales Of Investments....      599,251                                                 168,631
Provision For Valuation
  Adjustment and Impairment.....                   (659,000)                                 (258,744)
Net Income......................    2,984,192     2,173,952     3,096,302     2,861,137     2,435,269
Net Income
  applicable To Common
     Stockholders...............    1,533,972       725,593     1,649,783     1,416,434       992,362

PER SHARE DATA:
Net Income Per Common Share:
  Basic.........................  $      1.01   $      0.50   $      1.17   $      1.04   $       .74
  Diluted.......................  $      1.00   $      0.50   $      1.16   $      1.04   $       .73
Cash Distributions per share of
  Common Stock..................  $      1.20   $      1.20   $      1.03   $       .86   $       .94
Cash Distributions per share of
  Preferred Stock...............  $      1.60   $      1.60   $      1.60   $      1.60   $      1.60

BALANCE SHEET DATA:
Real Estate Investments, Net....  $48,316,984   $42,889,213   $24,253,765   $10,996,534   $ 5,627,909
Mortgages and Notes
  Receivable....................    5,943,450     6,049,033     7,564,716    16,096,224    17,274,039
Total Assets....................   57,647,555    52,522,988    38,040,246    37,652,773    32,383,674
Mortgages Payable...............   20,545,247    16,846,921     6,590,154     6,983,647     2,753,700
Total Liabilities...............   26,336,680    21,987,633     7,532,267     7,680,937     3,360,236
Redeemable Convertible Preferred
  Stock.........................   13,106,970    12,950,792    12,796,475    12,643,998    12,493,337
Stockholders' Equity............   18,203,905    17,442,841    17,711,504    17,327,838    16,530,101

                          ONE LIBERTY PROPERTIES, INC.
                      SUMMARY CONSOLDIATED FINANCIAL DATA

     The following tables set forth the summary unaudited pro forma consolidated financial data for One Liberty Properties, Inc. giving effect to the purchase of 300 Gold Street in Brooklyn, New York as if it had occurred on the dates indicated.

     The summary unaudited pro forma consolidated statement of income data are presented as if the transaction was consummated on January 1, 1997. The summary unaudited pro forma balance sheet data are presented as if the transaction was consummated on December 31, 1997.

     The summary unaudited pro forma consolidated financial data should be read in conjunction with, and is qualified in its entirety by the historical consolidated financial statements and notes thereto.

                                                                 PRO FORMA           HISTORICAL
                                                                YEAR ENDED           YEAR ENDED
                                                             DECEMBER 31, 1997    DECEMBER 31, 1997
                                                             -----------------    -----------------
                                                                (UNAUDITED)
OPERATING DATA:
Revenues:
  Rental income............................................     $ 6,184,656          $ 5,341,491
  Interest from related parties............................         832,579              832,579
  Interest and other income................................         104,739              110,739
                                                                -----------          -----------
                                                                  7,121,974            6,284,809
                                                                -----------          -----------
Expenses:
  Depreciation and amortization............................       1,157,345            1,023,345
  Interest -- mortgages payable............................       1,854,626            1,517,126
  Interest -- bank.........................................         389,105              210,305
  Leasehold rent...........................................         288,833              288,833
  General and administrative...............................         629,420              629,420
                                                                -----------          -----------
                                                                  4,319,329            3,669,029
                                                                -----------          -----------
Income before gain on sale of real estate and minority
  interest.................................................       2,802,645            2,615,780
Gain on sale of real estate................................         599,251              599,251
                                                                -----------          -----------
Income before minority interests...........................       3,401,896            3,215,031
Minority interest..........................................        (250,839)            (230,839)
                                                                -----------          -----------
Net income.................................................     $ 3,151,057          $ 2,984,192
                                                                ===========          ===========
Calculation of net income applicable to common
  stockholders:
  Net income...............................................     $ 3,151,057          $ 2,984,192
  Less dividends and accretion on preferred stock..........       1,450,220            1,450,220
                                                                -----------          -----------
Net income applicable to common stockholders...............     $ 1,700,837          $ 1,533,972
                                                                ===========          ===========
Net income per common share:
  Basic....................................................     $      1.12          $      1.01
                                                                ===========          ===========
  Diluted..................................................     $      1.12          $      1.00
                                                                ===========          ===========
BALANCE SHEET DATA:
Total real estate investments, net.........................     $55,016,984          $48,316,984
Mortgages receivable.......................................       5,943,450            5,943,450
Total assets...............................................      64,147,555           57,647,555
Total liabilities..........................................      32,836,680           26,336,680
Redeemable Convertible Preferred Stock.....................      13,106,970           13,106,970
Total Stockholders' Equity.................................      18,203,905           18,203,905

                           INVESTMENT CONSIDERATIONS

     In addition to other information in this Prospectus the following factors should be considered carefully in evaluating an investment in the shares of Common Stock offered by this Prospectus.

RISKS ASSOCIATED WITH INDEBTEDNESS

     Leverage. As of December 31, 1997 the Company had outstanding approximately $20,545,000 in long term mortgage indebtedness and $4,605,000 under its Revolving Credit facility. Upon completion of the offering (and assuming all Rights are exercised) and use of the proceeds contemplated hereby, the ratio of debt to shareholders' equity will be approximately 41%. Assuming only that Gould Investors L.P. exercises its Basic Subscription Right and the Over-Subscription Privilege for 376,250 shares (see "Capitalization") the ratio would be 73%.

     Near Term Maturity of Indebtedness. The Company is subject to risks normally associated with debt financing, including the risk that the Company's cash flow will be insufficient to meet required payments of principal and interest, the risk that existing indebtedness on the Properties (which in most cases will not have been fully amortized at maturity) will not be able to be refinanced or that the terms of such refinancing will not be as favorable as the terms of the existing indebtedness. A portion of the Company's mortgage indebtedness will become due by 2002, requiring payments of $4,238,000 in 1999,$1,139,000 in 2000 $256,000 in 2001 and $1,559,000 in 2002. From 1998
through 2008 the Company will have to refinance an aggregate of $18,973,461.

     Because only a small portion of the principal of the Company's mortgage indebtedness will be repaid prior to maturity and the Company does not plan to retain sufficient cash to repay such indebtedness at maturity, it will be necessary to refinance debt through additional debt refinancing or equity offerings. If the Company is unable to refinance this indebtedness on acceptable terms, the Company may be forced to dispose of properties upon disadvantageous terms, which might result in losses to the Company and might adversely affect cash available for distributions to stockholders. If prevailing interest rates, or other factors at the time of refinancing result in higher interest rates on refinancing, the Company's interest expense would increase, which would adversely affect the Company's payments of cash distributions to common stockholders. Further, if a property or properties are mortgaged to collateralize payment of indebtedness and the Company is unable to meet mortgage payments, the property or properties could be foreclosed upon by the mortgagee with a consequent loss of income and asset value to the Company. Even with respect to non-recourse indebtedness, the lender may have the right to recover deficiencies from the Company in certain circumstances, including environmental liabilities.

     No Limitation on Debt. The governing instruments of the Company do not contain any limitation on the amount of indebtedness the Company may incur. Accordingly, the Board of Directors could permit the Company to become too highly leveraged, which could adversely affect the Company.

REAL ESTATE INVESTMENT RISKS

     General. Income from real property investments and the Company's resulting ability to make cash distributions to stockholders may be affected by the general economic climate, by changes in the national and/or regional economic climate, competitive factors, changing consumer habits or retailing trends and changing demographics and traffic patterns. In addition real estate values may be affected by such factors as government regulations, interest rate levels, availability of financing, zoning or tax laws, and potential liability under environmental and other laws.

     Dependence on Rental Income. A significant percentage of the Company's income is derived from rental income from the Properties. As a result, the Company's income and ability to make cash distributions to stockholders would be adversely affected if the tenant of a material property (a property which accounts for more than 10% of the Company's aggregate gross revenues) or a significant number of tenants were unable to meet their obligations to the Company or if a significant amount of space at the Company's Properties became vacant. In the event of a default by a tenant, the Company may experience delays in enforcing its rights as landlord and may incur substantial costs in protecting its investment. The bankruptcy or insolvency of a major tenant may have an adverse effect on the Company.

     Market Illiquidity Real estate investments are relatively illiquid. Therefore, the Company is limited in its ability to vary its portfolio in response to economic changes and may encounter difficulty in disposing of properties when tenants vacate (either at the expiration of the applicable lease or otherwise).

     Competition. Numerous companies compete with the Company in seeking properties for acquisition.

     Investment in Mortgages. Although the Company has successfully invested in mortgages in the past, it has no current plans to invest in mortgages. If the Company were to invest in mortgages in the future, it would be subject to the risks of such investments, which include the risk that borrowers may not be able to make debt service payments or pay principal when due and the risk that the value of the mortgaged property may be less than the amount owed.

ADVERSE CONSEQUENCES OF FAILURE TO QUALIFY AS A REIT.

     Taxation as a Corporation. The Company believes that it has operated so as to qualify as a REIT under the Internal Revenue Code ("Code") since its organization. Qualification as a REIT involves the application of technical and complex Code provisions for which there are only limited judicial and administrative interpretations. The determination of various factual matters and circumstances not entirely within the Company's control may affect the Company's ability to qualify as a REIT. For example, in order to qualify as a REIT, at least 95% of the Company's gross income in any year must be derived from qualifying sources and the Company must make distributions to shareholders aggregating annually at least 95% of its REIT taxable income (excluding capital gains). In addition, no assurance can be given that legislation, new regulations, administrative interpretations or court decisions will not significantly change the tax laws with respect to qualification as a REIT or the federal income tax consequences of such qualification. The Company is relying on the opinion of Herrick, Feinstein LLP, tax counsel to the Company, to the effect that the Company has been organized in conformity with the requirements under the Code and that the Company's proposed method of operation will enable it to meet the requirements for qualification and taxation as a REIT. See "Federal Income Tax Considerations." Such legal opinion is based on various assumptions and factual representations by the Company regarding the Company's ability to meet the various requirements for qualification as a REIT, and no assurance can be given that actual operating results will meet these requirements. Such legal opinion is not binding on the Internal Revenue Service.

     If the Company fails to qualify as a REIT, it will be subject to federal income tax (including any applicable alternative minimum tax) on its taxable income at regular corporate rates and would not be allowed a deduction in computing its taxable income for amounts distributed to its stockholders. In addition, unless entitled to relief under certain statutory provisions, the Company will be disqualified from treatment as a REIT for the four taxable years following the year during which qualification is lost. The additional tax would significantly reduce the cash flow available for distribution to stockholders. See "Federal Income Tax Considerations -- Failure to Qualify."

     REIT Distribution Requirements and Potential Impact of Borrowings. To obtain the favorable tax treatment associated with REIT's qualifying under the Code, the Company generally will be required each year to distribute to its stockholders at least 95% of its net taxable income. In addition, the Company will be subject to a 4% nondeductible excise tax on the amount, if any, by which certain distributions paid by it with respect to any calendar year are less than the sum of 85% of its ordinary income, 95% of its capital gain net income and 100% of its undistributed income from prior years.

     Difference in timing between the receipt of income, the payment of expenses and the inclusion of such income and the deduction of such expenses in arriving at taxable income, or the effect of nondeductible capital expenditures, the creation of reserves or required debt or amortization payments, could require the Company to borrow funds on a shortterm basis to meet the distribution requirements that are necessary to achieve the tax benefits associated with qualifying as a REIT. In such instances, the Company might need to borrow funds in order to avoid adverse tax consequences even if management believed that then prevailing market conditions were not generally favorable for such borrowings.

RISKS ASSOCIATED WITH PREFERRED STOCK "PUT" OPTION.

     The Company has 808,776 shares of Redeemable Convertible Preferred Stock ("Preferred Stock") outstanding. The Preferred Stock affords the preferred stockholders the option to "put" the Preferred Stock to the Company at a price of $16.50 per share during the ninety day period commencing July 1, 1999. It is not contemplated that any Preferred Stock will be converted to Common Stock unless the conversion rate is favorable. At the current market price for the Company's Common Stock, the conversion rate is not favorable. Preferred stockholders may determine to retain Preferred Stock because of the dividend rate ($1.60 per annum per share) and/or because of the conversion feature. See "Description of Capital Stock, Preferred Stock." However, if all the Preferred Stockholders exercise the "put" option the cost to the Company will be $13,344,804. The Company may be forced to borrow funds, on a secured or unsecured basis, to fund the payment due as a result of exercise of the "put" option or might have to dispose of properties on disadvantageous terms to cover such payment. There is no assurance that loans will be available for this purpose, when the funds are required, or that interest rates will be acceptable at that time.

ENVIRONMENTAL RISKS

     Under various federal, state and local laws, ordinances and regulations, an owner or operator of real estate may be required to investigate and clean up hazardous or toxic substances or petroleum product releases at such property and may be held liable to a governmental entity or to third parties for property damage and for investigation and cleanup costs incurred by such parties in connection with contamination. The cost of investigation, remediation or removal of such substances may be substantial, and the presence of such substances, or the failure to properly remediate such substances, may adversely affect the owner's ability to sell or rent such property or to borrow using such property as collateral. In connection with the ownership, operation and management of real properties, the Company may be considered an owner or operator of such properties or as having arranged for the disposal or treatment of hazardous or toxic substance and, therefore, potentially liable for removal or remediation costs, as well as certain other related costs, including governmental fines and injuries to persons and property. For a more complete discussion of environmental regulation affecting the Properties, see
"Properties -- Environmental Matters."

     Management believes that environmental studies made with respect to substantially all of the Properties have not revealed environmental liabilities that would have a material adverse effect on the Company's business, results of operations and liquidity. However, no assurances can be given that existing environmental studies with respect to any of the Properties reveal all environmental liabilities, that any prior owner of a Property did not create any material environmental condition not known to the Company, or that a material environmental condition does not otherwise exist (or may exist in the future) as to any one or more Properties. If such a material environmental condition does in fact exist (or exists in the future), it could have an adverse impact upon the Company's financial condition, results of operations and liquidity.

CONFLICTS OF INTEREST

     The Company's policy is that it will not engage in any transaction with any director, officer, principal stockholder or affiliate of a director, officer or principal stockholder without the approval of a majority of the directors of the Company, including a majority of the unaffiliated directors. In addition, the Company will not acquire a property from or dispose of a property to any director, officer or principal stockholder or affiliate of a director, officer or principal stockholder without a "fairness" or similar opinion from an investment banker or real estate appraiser that the transaction is fair, competitive and commercially reasonable and the approval of a majority of the unaffiliated directors. Reference is made to the caption "Certain Relationships and Related Transactions" for a discussion of transactions between the Company and entities affiliated with officers, directors or principal stockholders of the Company or affiliates thereof.

     There is no assurance that the Company's conflicts of interest policy has or will successfully eliminate the influence of potential conflicts of interest, and if they are not successful, decisions could be made that might fail to reflect fully the interests of all stockholders.

DEPENDENCE ON KEY PERSONNEL

     The Company is dependent on the efforts of Fredric H. Gould, Chairman of the Board, and Matthew J. Gould, President and Chief Executive Officer. Neither devotes full time to the affairs of the Company, but both devote such time as is necessary to carry out their respective duties. Loss of the services of either of them could have an adverse effect on the business of the Company. Neither has an employment agreement with the Company.

                                  THE COMPANY

GENERAL

     The Company is a self administered and self managed real estate investment trust ("REIT") incorporated under the laws of Maryland on December 20, 1982. The primary business of the Company is to acquire, own and manage improved, free standing, commercial real estate operated by the lessee under a long-term net lease. Its focus is the acquisition, ownership and management of improved real property leased to retail businesses under long-term commercial net leases. The Company, from time to time, will acquire and own improved commercial real estate net leased to a corporation or government agency and improved real property (such as a multi-family apartment building, office building or industrial building) leased under a long-term lease to an occupant or operator. Under the typical net lease and long-term lease, rental and other payments to be made by the lessee are payable without diminution for any reason. The lessee, in addition to its rent obligation, is generally responsible for payment of all charges attributable to the property, such as real estate taxes, assessments, water and sewer rents and charges, governmental charges and all utility and other charges incurred in the operation of the property. The lessee, is also generally responsible for maintaining the property, including ordinary maintenance and repair and restoration following a casualty or partial condemnation. The rental provisions in a net lease transaction may include, but may not be limited to, rent payable on a stepped basis (rentals increase at specified intervals), an indexed basis (rentals increase pursuant to a formula such as the consumer price index), a percentage basis (minimum rental payments plus additional rentals in the form of participation in the sales derived from the business conducted at the property), or a combination of the foregoing.

INVESTMENT POLICY

     The Company's business strategy is focused on acquiring improved, commercial property subject to a long-term net lease which has scheduled rent increases. The Company's investment policies, as articulated in its by-laws, as amended, are as follows:

          Types of Investments -- The Company is permitted to invest in any type of real property, mortgage loans (and in both cases in interests therein) and other investments of any nature, without limitation, provided such investment does not adversely affect the Company's ability to qualify as a REIT under the Internal Revenue Code. No limitation is set on the number of properties or mortgage loans in which the Company may invest, the amount or percentage of the Company's assets which may be invested in any specific property or on the concentration of investments in any geographic area in the United States. The Company may consider investments in any type of real property and in mortgage loans secured by real property; however as stated above, the current investment policy of the Company is to invest in improved, commercial real estate under long-term net lease. The Company does not intend to make construction loans or loans secured by mortgages on undeveloped land. Although it has not done so in the past, the Company may issue securities in exchange for properties which fit its investment criteria. The Company intends to pursue a national operating strategy, but does not intend to purchase properties located outside of the United States.

          After termination of any lease relating to any of the Company's properties (either at lease expiration or early termination), the Company will seek to relet or sell such property in a manner which will maximize the return to the Company, considering the income and residual potential of such property. The Company may also consider the sale or other disposition of any property prior to termination of the relevant lease if such sale or other disposition appears advantageous. The Company may take purchase money obligations as part payment in lieu of cash in connection with any sale and may take into account local custom and prevailing market conditions in negotiating the terms of repayment. It will be the Company's policy to use any cash realized from the sale or other disposition of properties, net of required payments under its credit facility and net of required distributions to shareholders, to maintain its REIT status, to acquire additional properties.

          Incurrence of Debt -- The directors of the Company, in the exercise of their business judgment, are permitted to determine the level of debt and the terms and conditions of any financing or refinancing. There is no limitation on the level of debt which the Company may incur. The Company borrows money, on a secured and unsecured basis, the proceeds of which are used for property acquisitions and for working capital purpose.

          The investment objectives of the Company are (i) to protect the Company's capital; (ii) to provide current income; and (iii) to provide the opportunity for increases in income and capital appreciation. In evaluating potential net lease investments, the Company considers, among other factors
     (i) the intrinsic value of the property, given its location and use, (ii) local demographics (population, occupancy levels, rental trends), (iii) the lessee's adequacy from a financial point of view to meet operational needs and lease obligations, (iv) the return on equity to the Company, and (v) potential for capital appreciation. The intrinsic value of the property, essentially its location and the local demographics, are given greater weight in the acquisition process than the tenant's credit worthiness, although the tenant's financial condition is a factor given significant consideration in the acquisition process.

     From time to time, the Company may invest in shares of another REIT or in the shares of an entity not involved in real estate investments, provided that any such investment does not adversely affect the Company's ability to qualify as a REIT under the Internal Revenue Code. If the Company makes any investments in shares of another entity in the future, it will make the investment in such a way that it will not be treated as an investment company under the Investment Company Act of 1940. The Company does not intend to underwrite the securities of other issuers.

CREDIT AGREEMENT

     On March 1, 1996 the Company entered into a revolving credit agreement ("Credit Agreement") with Bank Leumi Trust Company of New York ("Bank Leumi"). Borrowings under the Credit Agreement are used to provide the Company with funds to acquire properties. The Credit Agreement matures February 28, 1999 with a right for the Company to extend the Credit Agreement until February 29, 2000. Bank Leumi has agreed to advance up to $5,000,000 on a revolving basis and has agreed to a total $15,000,000 facility (including the $5,000,000 that Bank Leumi has committed for) on a pro rata participating basis. In June, 1997, First Bank of the Americas (now Commercial Bank of New York) joined in the Credit Agreement to the extent of $4,000,000. Accordingly, the total availability under the Credit Agreement is $9,000,000 and can be increased to a maximum of $15,000,000 either by adding other banking institutions or by the present participants increasing the extent of availability under the Credit Agreement. The Company pays interest under the Credit Agreement at the rate of prime plus 1/2% on funds borrowed on an interest only basis, plus a 1/4% servicing fee on the outstanding balance to Bank Leumi. Net proceeds of certain events (e.g., sale of property, financing of properties) must be applied to reduce the loan.

     As collateral for any advances taken by the Company under the Credit Agreement, the Company has pledged the stock of each of its subsidiaries and the wrap around mortgage the Company holds on a property located on East 16th Street in New York City (see "Mortgages Receivable" below). The Company has agreed to maintain at least $250,000 on deposit with Bank Leumi.

     The Credit Agreement contains affirmative and negative covenants including a covenant that (i) through February 28, 1999 the Company's net worth, as defined, will not be less than the greater of $28,000,000 and two times the revolving credit loans outstanding and thereafter the $28,000,000 increases to $30,000,000; (ii) that cash flow, as defined, for each fiscal year through the 1998 fiscal year shall be at least $3,000,000, increasing to $3,4000,000 for the 1999 fiscal year and thereafter, and (iii) at least two of Fredric H. Gould, Matthew J. Gould and Jeffrey A. Gould shall be involved in the day to day management of the Company.

MORTGAGES RECEIVABLE

     In 1992 and 1993, during a downturn in the real estate markets nationally, the Company took advantage of opportunities to purchase mortgages receivable at a discount and to originate a mortgage loan, all of which resulted in the Company generating above average yields to maturity. The Company has not acquired or originated any mortgages receivable since January, 1995. The only significant mortgage receivable held at December 31, 1997 is described as follows:

     - On July 30, 1993, the Federal Deposit Insurance Corporation ("FDIC") sold to an entity related to the Company, a $23,000,000 first mortgage secured by an office building located on East 16th Street in Manhattan, New York. The sale was made by the FDIC pursuant to public auction. The successful bidder paid $19,000,300 for the mortgage, which carries an interest rate of 8% per annum. The office building which secures this mortgage is owned by a partnership in which Gould Investors L.P., an affiliated entity, is a general partner and owns substantially all partnership interests. See "Certain Relationships and Related Transactions" for a discussion of the affiliation of Gould Investors L.P. and certain persons affiliated with Gould Investors L.P. with the Company. Simultaneously with the closing an unrelated party advanced $13,181,000, the Company advanced $6,080,000 (including closing costs), and the mortgage was severed into a first mortgage of $13,181,000 paying interest at 9 1/2% per annum held by such unrelated party and a subordinate wrap mortgage of $9,819,000 held by the Company. Both the first mortgage and wrap mortgage mature in 2005 at which time the first mortgage will have been fully amortized and the wrap mortgage will have a principal balance of approximately $4,000,000. The principal balance of the wrap mortgage held by the Company was $7,974,030 at December 31, 1997 and the book balance, after discount, was $5,653,412 at December 31, 1997.

       The building which secures the first mortgage and the wrap mortgage is net leased to the City of New York. The lease expires in 2005 with one renewal option of five years. The City has a limited right to terminate the lease. The first mortgage and the wrap mortgage are nonrecourse.

                                   PROPERTIES

     The Company, at December 31, 1997, owned fee title to 36 properties and a "sandwich" lease position with respect to one property. The 36 properties (referred to herein collectively as the "Properties" and individually as a "Property") are located in 14 states. On March 31, 1998, a limited liability company, in which the Company is the majority member, purchased a property located in Brooklyn, New York for a consideration of $6,700,000 (see "Additional Information Concerning Certain of the Properties" under this caption for a description of this property).

     The following sets forth certain information relating to the Company's Properties.

                                                                                                                     RENEWAL
                                                                                NET        CURRENT                   OPTIONS
                                             PROPERTY                        RENTABLE       ANNUAL    EXPIRATION    (NUMBER OF
    PROPERTY LOCATION          TENANT          TYPE         LAND AREA         SQ. FT.        RENT        DATE         YEARS)
    -----------------          ------        --------       ---------        --------      -------    ----------    ----------
I-45 Service Road and       The Kroger     Freestanding  2.665 Acres          38,448       $149,947       3/7/00    5 (25 years)
Mount Houston Road          Company        Retail
Houston, TX
5600 Britton Pkwy.          Kittle's Home  Freestanding  6.228 Acres          97,328       $738,764   11/30/2011    5 (25 years)
Columbus, OH                Furnishing     Retail
                            Center,
                            Inc.(1)
13751 S. Tamiami            Barnes &       Freestanding  31,315 Sq. Ft.       29,993       $467,000      1/31/17    4 (20 years)
Trail, Ft. Myers, FL        Noble          Retail
                            Superstores,
                            Inc.(2)
1987 Mt. Zion Rd.           The Sports     Freestanding  5.5 Acres            50,400       $390,600     10/31/14    4 (20 years)
Clayton County, GA          Authority,     Retail
                            Inc.
9000 E. Peakview Ave.       Gart Bros.     Freestanding  3.2 Acres            45,000       $423,000      1/31/16    3 (15 years)
Greenwood Village, CO       Sporting       Retail
                            Goods Company
490 Oakbend Drive           Just For       Freestanding  1.9768 Acres         21,043       $355,559     10/31/16    2 (10 years)
Lewisville, TX              Feet, Inc.     Retail
6933 Lee Highway            K Mart         Freestanding  6.3 Acres            72,897       $399,238     11/30/06    8 (40 years)
Chattanooga, TN             Corporation(3) Retail

                                                                                                                     RENEWAL
                                                                                NET        CURRENT                   OPTIONS
                                             PROPERTY                        RENTABLE       ANNUAL    EXPIRATION    (NUMBER OF
    PROPERTY LOCATION          TENANT          TYPE         LAND AREA         SQ. FT.        RENT        DATE         YEARS)
    -----------------          ------        --------       ---------        --------      -------    ----------    ----------
1st Ave. NE & Hwy. 100      Ultimate       Freestanding  1.52 Acres           15,400       $157,850      6/30/15    4 (20 years)
Cedar Rapids, IA            Akquisition    Retail
                            Corp.(4)
900 Central Texas Hwy.      Hollywood      Freestanding  48,177 Sq. Ft.        8,000       $141,200      6/30/10    2 (10 years)
Killeen, TX                 Entertainment  Retail
                            Corp.
US Highway 59               Hollywood      Freestanding  34,000 Sq. Ft.        8,000       $111,800      1/31/10    2 (10 years)
Rosenberg, TX               Entertainment  Retail
                            Corp.
5600 S. Cedar Street        Total          Gasoline      53,733 Sq. Ft.        7,807       $ 69,148      5/31/11    2 (20 years)
Lansing, MI                 Petroleum,     Svc. Station
                            Inc.           with
                                           Freestanding
                                           Retail
4384 Kalamazoo Ave.         Total          Gasoline      45,745 Sq. Ft.        6,434       $ 45,969      5/31/11    2 (20 years)
Kentwood, MI                Petroleum,     Svc. Station
                            Inc.           with
                                           Freestanding
                                           Retail
1499 S. Lincoln Road        Total          Gasoline      59,242 Sq. Ft.        7,335       $ 91,216      5/31/11    2 (20 years)
Flint, MI                   Petroleum,     Svc. Station
                            Inc.           with
                                           Freestanding
                                           Retail
1504 Center Avenue          Total          Gasoline      68,882 Sq. Ft.        6,980       $ 57,966      5/31/11    2 (20 years)
Essexville, MI              Petroleum,     Svc. Station
                            Inc.           with
                                           Freestanding
                                           Retail
112 Ashman Circle           Total          Gasoline      24,000 Sq. Ft.        6,067       $ 78,763      5/31/11    2 (20 years)
Midland, MI                 Petroleum,     Svc. Station
                            Inc.           with
                                           Freestanding
                                           Retail
6500 Pierson Road           Total          Gasoline      74,910 Sq. Ft.       13,145       $ 99,044      5/31/11    2 (20 years)
Flint, MI                   Petroleum,     Svc. Station
                            Inc.           with
                                           Freestanding
                                           Retail
7492 Gratiot Road           Total          Gasoline      63,557 Sq. Ft.        8,781       $ 61,490      5/31/11    2 (20 years)
Saginaw, MI                 Petroleum,     Svc. Station
                            Inc.           with
                                           Freestanding
                                           Retail
2046 28th Street            Total          Gasoline      75,080 Sq. Ft.       10,506       $ 65,292      5/31/11    2 (20 years)
Wyoming, MI                 Petroleum,     Svc. Station
                            Inc.           with
                                           Freestanding
                                           Retail
901 South US 27             Total          Gasoline      36,382 Sq. Ft.        6,588       $ 77,929      5/31/11    2 (20 years)
St. Johns, MI               Petroleum,     Svc. Station
                            Inc.           with
                                           Freestanding
                                           Retail
1050 Columbia Ave.          Total          Gasoline      30,451, Sq. Ft.       6,813       $ 68,982      5/31/11    2 (20 years)
Battle Creek, MI            Petroleum,     Svc. Station
                            Inc.           with
                                           Freestanding
                                           Retail

                                                                                                                     RENEWAL
                                                                                NET        CURRENT                   OPTIONS
                                             PROPERTY                        RENTABLE       ANNUAL    EXPIRATION    (NUMBER OF
    PROPERTY LOCATION          TENANT          TYPE         LAND AREA         SQ. FT.        RENT        DATE         YEARS)
    -----------------          ------        --------       ---------        --------      -------    ----------    ----------
1988 South Cedar            Total          Gasoline      66,278 Sq. Ft.        8,883       $ 98,865      5/31/11    2 (20 years)
Imlay City, MI              Petroleum,     Svc. Station
                            Inc.           with
                                           Freestanding
                                           Retail
279 Baldwin Street          Total          Gasoline      62,795 Sq. Ft.        8,767       $ 60,125      5/31/11    2 (20 years)
Jennison, MI                Petroleum,     Svc. Station
                            Inc.           with
                                           Freestanding
                                           Retail
3210 Plainfield Ave.        Total          Gasoline      44,283 Sq. Ft.        7,869       $ 55,911      5/31/11    2 (20 years)
Grand Rapids, MI            Petroleum,     Svc. Station
                            Inc.           with
                                           Freestanding
                                           Retail
119 Madison Avenue          Stamford       Multifamily   14,658 Sq. Ft.     126 rental     $550,000      2/28/38             --
New York, NY                Realty         Apt. House/                       units and
                            Associates,    Retail                         6 retail stores
                            Inc.(5)
7007 N.W. 37 Ave.           United States  Industrial    12.5 Acres       375,000 Sq. Ft.  $425,000      4/30/10    2 (30 years)
Miami, FL                   Cold Storage,  Building                        + 21,000 Sq.
                            Inc.(6)                                             Ft.
                                                                             Mezzanine
2131 6th Avenue             Twin 78        Freestanding  19,480 Sq. Ft.     Two-Screen     $ 18,000     12/31/51             --
Seattle, WA                 Associates(7)  Movie                              Theatre
                                           Theatre                          Containing
                                                                            1,445 Seats
6660 Broughton Ave.         Woodside 78    Industrial    246,936 Sq. Ft.      55,370       $ 42,000      6/30/04    3 (75 years)
Columbus, OH                Associates(7)  Building
US Hwy. 25 Bypass           Athens Food    Freestanding  25,359 Sq. Ft.        2,755       $ 74,000      2/28/10    1 (10 years)
Greenwood, SC               Systems,       Retail
                            Inc., an Arby
                            Franchise
8824 Rainier Avenue         Payless Shoe   Freestanding  15,625 Sq. Ft.        3,038       $ 53,078     12/31/01    3 (15 years)
Seattle, WA                 Source,        Retail
                            Inc.(8)
1205 E. El Dorado St.       Payless Shoe   Freestanding  24,396 Sq. Ft.        3,060       $ 46,000     12/31/01    4 (20 years)
Decatur, IL                 Source,        Retail
                            Inc.(8)
5670 W. 3500 St. S.         Payless Shoe   Freestanding  16,563 Sq. Ft.        3,200       $ 56,733     12/31/01    3 (15 years)
West Valley, UT             Source,        Retail
                            Inc.(8)
1101 Gartland Ave.          Payless Shoe   Freestanding  16,117 Sq. Ft.        3,053       $ 27,477     12/31/99     1 (2 years)
Nashville, TN               Source, Inc.   Retail
329 E. 47th Street          Payless Shoe   Freestanding  3,500 Sq. Ft.         3,065       $ 41,496     12/31/01    3 (15 years)
Chicago, IL                 Source,        Retail
                            Inc.(8)
2818 N. Court Road          Hy-Vee, Inc.   Freestanding  13,020 Sq. Ft.        3,072       $ 19,200     12/31/99     2 (6 years)
Ottumwa, IA                                Retail
2837 E. Ledbetter Dr.       Abdelsalam     Freestanding  14,270 Sq. Ft.        3,060       $ 21,600      6/30/02     1 (5 years)
Dallas, TX                  Salaheddin     Retail
628 W. 14th Street          Vacant(9)      Freestanding  14,028 Sq. Ft.        3,062             --           --             --
Chicago Heights, IL                        Retail
951 State Avenue            Vacant(9)      Freestanding  17,875 Sq. Ft.        3,120             --           --             --
Kansas City, KS                            Retail

---------------
(1) Masco Corporation guarantees 25% of the basic rent during the original lease term.

(2) The lease is guaranteed by Barnes & Noble, Inc.

(3) KMart Corporation has subleased the entire space to Rhodes, Inc.

(4) This lease is guaranteed by Ultimate Electronics, Inc.

(5) If tenant converts the property to cooperative ownership, the lease term is extended for 150 years from the date of conversion.

(6) The Company holds a "sandwich" lease position. It is the tenant under a master lease and Landlord under an operating lease.

(7) The Company leases these properties to unrelated third parties. The Seattle property is leased by the Company's tenant to United Artists Theatre Circuit, Inc., and the Columbus Property to the Kroger Company.

(8) The May Department Store Company was the original tenant under these leases and remains contingently liable under these leases.

(9) Formerly occupied by Payless Shoes Source, Inc., whose lease for these properties expired on December 31, 1996 without renewal.

ADDITIONAL INFORMATION CONCERNING CERTAIN OF THE PROPERTIES

     As of December 31, 1997, the following Properties owned by the Company (and one Property which a limited liability company in which the Company is the principal member acquired on March 31, 1998) either had a book value equal to or greater than 10% of the total assets of the Company or revenues which accounted for more than 10% of the Company's aggregate gross revenues.

  Columbus, Ohio Property

     Description of Columbus, Ohio Property

     The Columbus, Ohio Property, constructed in 1996, is located at 5600 Britton Parkway, West of 1-270. The property is in a suburb of Columbus, approximately 12 miles Northwest of downtown Columbus. This 6.228 acre property is improved with a 97,378 square foot furniture showroom/retail store, of which 93,978 is located on grade and 3,400 is mezzanine office space. The property contains 270 parking spaces.

     Description of Columbus, Ohio Property Lease

     Lease Term The Property is leased to Kittles' Home Furnishing Center, Inc. ("Kittles") for a fifteen year term expiring November 30, 2011. The Tenant has five successive five year renewal options.

     Amounts Payable Under the Columbus, Ohio Lease The basic annual rental is $738,764 through November 1999, increasing to $807,267 per annum for the period December 1999 to November 2002 and increasing every three years thereafter during the original term.

     The lease is a triple net lease and requires the Tenant to pay, in addition to basic annual rent, all real estate taxes, assessments, insurance, common area maintenance and structural and non-structural repairs.

     Maintenance and Modifications The Tenant is required to keep the Property in good condition and repair, including all structural and non-structural portions (roof, foundations, floors, building systems) and all sidewalks, landscaping and driveways.

     The Tenant is precluded from making any structural alterations to the building and building systems, and to the exterior of the building, without Landlord's prior consent which is not to be unreasonably withheld or delayed. Tenant is permitted to make interior non-structural alterations without Landlord's consent, subject to the satisfaction of certain conditions specified in the lease.

     Insurance Landlord is required to carry fire, extended coverage, vandalism, and malicious mischief and similar risk insurance insuring the Property (excluding Tenants merchandise, trade fixtures, equipment and other personal property) for the full replacement value. Tenant is to reimburse Landlord for Landlord's annual premium costs. Tenant is required to carry liability insurance.

     Damage to or Condemnation of Columbus, Ohio Property If the building is damaged or destroyed by fire or other casualty Landlord, within 120 days, is required to commence repair and within 210 days restore the building to substantially the condition it was in prior to the casualty.

     In the event any portion of the building is taken by eminent domain so that Tenant is unable to carry on its business in substantially the same manner as prior to the taking, then the lease shall terminate at the election of either Landlord or Tenant. If more than 20% of the parking area is taken by condemnation, Tenant has the right to terminate the lease as of the date of taking. If, after a taking by eminent domain, neither Landlord or Tenant elects to terminate the lease, Tenant shall remain in the portion of the building not taken, Landlord is required to restore the remaining portion to a complete unit of like quality and character and rental payments are to be adjusted on an equitable basis. If Landlord is required to restore it is not required to spend more for the restoration that it received in the condemnation as an award, less any amount paid to a mortgagee.

     Mortgage

     In December, 1997 the Company obtained a $4,325,000 non-recourse first mortgage loan from Lehman Brothers Holding, Inc. The mortgage bears interest at 7.33% per annum and matures in December, 2007. The mortgage is being amortized based on a 30 year amortization schedule. Assuming no additional payments are made on the principal in advance of the maturity date, the principal balance due at maturity will be approximately $3,800,000. The Company has the option of prepaying this mortgage in whole or in part provided it pays a prepayment premium based on a yield maintenance formula.

  Total Petroleum Properties

     Description of Total Petroleum Properties

     Although the Total Petroleum Properties consist of thirteen separate properties located in various towns and cities in the State of Michigan, they are considered as one property for the purpose of determining if they are "materially important" real properties. The Total Petroleum Properties are all service stations and include gasoline pumping islands, a service area and a retail building used as a convenience store.

     Description of Total Petroleum Leases

     Lease Term The Total Petroleum Properties have 13 separate but identical leases dated as of May 15, 1991 (Total Petroleum Leases). The primary lease term for the Total Petroleum Properties is 20 years ending on May 31, 2011. Total Petroleum has the right to extend the leases for two 10 year renewal terms, but the renewal option can only be exercised on an all or none basis. The Total Petroleum Leases contain a cross default provision which provides that on a monetary default resulting in the termination of a lease, the Landlord has a right to terminate any or all of the other leases.

     Amounts Payable under the Total Petroleum Leases The combined annual rent for all 13 properties is $912,456 through May 14, 1998, increasing by 3% each May 15th throughout the term of the lease. The leases are net leases, which requires Total to pay all real estate taxes, assessments, and all utility charges.

     Maintenance and Modifications Total Petroleum is required, at its expense, to maintain the Total Petroleum Properties in good repair and is responsible to keep each property in reasonably clean condition. The Tenant at its sole expense may make any non-structural alterations, additions, replacements or improvements to the property without the Landlord's consent. The Tenant is required to obtain the Landlord's prior written consent for structural alterations, additions, replacements or improvements which consent will not be unreasonably withheld.

     Insurance Total Petroleum is required to maintain insurance at its expense providing for fire with standard extended risk coverage to the extent of the full replacement cost. So long as the Tenant's net worth exceeds $100,000,000 the deductible may be that which is provided in Total Petroleum's master corporate insurance policy, and if its net worth falls below $100,000,000 then the deductible shall not exceed $250,000 without Landlord's consent. In Management's opinion the Total Petroleum Properties are adequately covered by insurance.

     Damage to or Condemnation of Property If any of the Total Petroleum Properties is damaged or destroyed by fire or other casualty there is to be no rent abatement and Total Petroleum is required to repair and restore the premises in a reasonable diligent manner. If, however, the premises are rendered untenantable, Total Petroleum may terminate the lease in which event it shall pay to the Company an amount sufficient to restore the premises to the condition existing as of the date the lease was executed, reasonable wear and tear excepted.

     If all or any part of any of the properties is taken by condemnation so as to render the remaining portion of the property unsuitable for Tenant's business, then the rent due under the lease shall be equitably adjusted until such time as the Tenant provides Landlord with written notice that it elects to terminate the lease. If however, the Tenant does not vacate the property within ninety days of such taking then it is conclusively presumed that such taking is not extensive enough to render the premises unsuitable for Total Petroleum's business. In the event of a taking, damages awarded are payable as follows: (i) Total Petroleum is entitled to a portion of the award attributable to the value of its leasehold and (ii) Landlord is entitled to the value of its reversion. In allocating between the value of the leasehold and the reversion, the value of improvements and betterments made by the Tenant is to be equitably divided between leasehold and reversion. Each party is entitled to file a claim in any condemnation proceeding.

     Option to Purchase Total Petroleum has been granted an option to purchase all locations at fair market value, excluding the value of the improvements made by it. This option may be exercised during the last six months of the term of the lease. Fair market value is to be determined by an appraisal process.

     Right of First Refusal Total Petroleum has been granted a right of first refusal to purchase a Total Petroleum Property from the Company for the same purchase price and on the same terms and conditions as a bona fide offer to purchase received by the Company from an unrelated party which is engaged in, or plans to engage in the business of selling petroleum products, which offer the Company intends to accept.

     Mortgage The Total Petroleum Properties are owned free and clear of mortgages.

  Gold Street, Brooklyn, New York Property

     Purchase Contact A limited liability company, in which the Company is the principal member, entered into a contract to purchase the Gold Street Property for a consideration of $6,700,000. The closing was held on March 31, 1998.

     Description of Gold Street Property The Gold Street Property, located on Flatbush Avenue and Gold Street in the downtown area of Brooklyn, New York, is a 66,000 square foot training and office facility (six stories), located on a 15,000 square foot parcel of land containing 27 parking spaces.

  Description of Gold Street Property Lease

     Lease Term The Property is leased to the New York City Transit Authority pursuant to a net lease which commenced on October 16, 1987 and expires on October 15, 2002. As part of the consolidation of the Transit Police and the NYC Police Department, the Property is now occupied by the NYC Police Department.

     Amount Payable Under the Lease The annual fixed rent under the lease is $850,000. The lease requires the Tenant to pay all real estate taxes, water and sewer and utility charges.

     Maintenance and Modifications Tenant is responsible, at its cost and expense, for the care of the Property and is to make all repairs, interior and exterior, and structural and non-structural; however, Landlord is responsible (subject to reimbursement by Tenant, as described) for repair to structural components (footings,piers or buttresses, columns, beams, exterior walls and load bearing walls). Structural components do not include building systems, roof or windows and window frames. The Tenant is required to reimburse Landlord for the first $25,000 of repairs to structural components in each lease year on a cumulative basis, up to $375,000 over the lease term. Tenant cannot make structural alterations without Landlord's prior consent, which is not to be unreasonably withheld, provided any such changes will not (i) change the nature or appearance of the building, (ii) change the rentable square footage, (iii) increase or decrease the size or change the shape of the structure, and/or (iv) cause any structure to be erected on the parking area. Tenant can make non-structural interior changes and alterations without Landlord's consent but is required to deliver to Landlord copies of all permits, as-built plans and an architects certification that the alterations are non-structural.

     Insurance Tenant is self-insured. Tenant indemnifies Landlord against all damages and losses (including reasonable attorneys fees) resulting from any claim against Landlord regarding any item which is an obligation of Tenant under the lease.

     Damage to Gold Street Property In case of damage to or total or partial destruction of any improvements, Landlord, at its cost, shall either restore and rebuild or erect a new building. However, if there is total or substantial damage of the improvement, Landlord has the option to cancel the lease on not less than 150 days notice.

     Mortgage The Company has obtained a mortgage secured by this Property from North Fork Bank in the principal amount of $4,525,000. The mortgage has a term of five years, bears interest at the rate of 7.5% per annum with a 25 year amortization schedule. The Company has an option to extend the mortgage for five years at an annual interest rate of 210 basis points over the five year treasury rate.

     Terms of Limited Liability Company The Company funded the purchase price and closing costs. A limited liability company acquired title to the property. The other member of the limited liability company is the person who introduced the transaction to the Company. The minority member will receive an annual distribution of $20,000; thereafter the Company will receive all cash flow until it has received repayment of its entire investment plus a 15% return; thereafter all cash flow will be distributed 95% to the Company and 5% to the minority member.

LEASE EXPIRATIONS

     The following table sets forth scheduled lease expirations for all leases for the Properties as of December 31, 1997.

                                                     NET RENTABLE      CURRENT
                                                     SQUARE FEET       ANNUAL       % OF RENTS
                                       NUMBER OF      SUBJECT TO     RENTS UNDER    REPRESENTED
                                        LEASES         EXPIRING       EXPIRING      BY EXPIRING
     YEAR OF LEASE EXPIRATION         EXPIRING(1)       LEASES        LEASES(2)       LEASES
     ------------------------         -----------    ------------    -----------    -----------
1998..............................          0                --              --           --
1999..............................          2             6,125      $   46,677         0.83%
2000..............................          1            38,448         149,947         2.68%
2001..............................          4            12,363         197,309         3.52%
2002..............................          1             3,060          21,600         0.39%
2003..............................          0                --              --           --
2004..............................          1            55,370          42,000         0.75%
2005..............................          0                --              --           --
2006..............................          1            72,897         359,640         6.42%
2007..............................          0                --              --           --
2008 and thereafter...............         25           923,494       4,783,471        85.41%
                                                      ---------      ----------        -----
                                                      1,111,757       5,600,644          100%
                                                      =========      ==========        =====

---------------
(1) Lease expirations assume tenants do not exercise existing renewal options.

(2) Reflects monthly base rent provided for under terms of each expiring lease as in effect on December 31, 1997 multiplied by 12 and does not take into account any contractual rent escalations.

(3) The Company's two vacant properties are not included in the above table, the property in which the Company has a sandwich lease position is included in the above table.

INDEBTEDNESS

     The following table sets forth certain information regarding the mortgage indebtedness of the Company as of December 31, 1997.

                              INTEREST    CURRENT PRINCIPAL    PROJECTED ANNUAL     MATURITY    BALANCE DUE
    PROPERTY LOCATION           RATE           AMOUNT          INTEREST PAYMENTS    DATE(1)     AT MATURITY
    -----------------         --------    -----------------    -----------------    --------    -----------
Columbus, OH..............      7.33%          $4,325                 321           01/01/08       3,762
Fort Myers, FL............      7.80%           3,210                 252           01/01/04       2,881
Clayton County, GA........      8.45%           2,363                 198           09/01/06       1,960
Greenwood Village, CO.....      8.75%           2,671                 232           03/31/06       2,254
Lewisville, TX............      8.75%           1,572                 135           01/01/17           0
Cedar Rapids, IA..........       8.5%             952                  80           12/31/00         874
Killeen, TX...............       9.1%             715                  64           08/14/02         667
Rosenberg, TX.............      8.55%             677                  57           12/05/02         616
New York, NY..............      8.75%           4,062                 352           06/14/99       3,966

---------------
(1) Assumes the Company does not extend any mortgage pursuant to the terms of the mortgage.

COMPETITION

     The Company faces competition for the acquisition of net leased properties from other REITs, investment companies, insurance companies, pension funds and private individuals, some of whom have greater resources than the Company. The Company also faces indirect competition from institutions that provide or arrange for other types of commercial financing, such as traditional mortgage financing and traditional bank financing. The Company believes that its management's experience in real estate, mortgage lending, credit underwriting and transaction structuring allows it to compete effectively for properties.

ENVIRONMENTAL MATTERS

     Under various federal, state and local environmental laws, regulations and ordinances, current or former owners of real estate, may be required to investigate and clean up hazardous or toxic chemicals, substances or waste or petroleum products or waste (collectively, "Hazardous Materials") released on, under, in or from such property, and may be held liable to governmental entities or to third parties for certain damage and for investigation and clean-up costs incurred by such parties in connection with the release or threatened release of Hazardous Materials. Such laws typically impose responsibility and liability without regard to whether the owner knew of or was responsible for the presence of Hazardous Materials, and the liability under such laws has been interpreted to be joint and several under such circumstances. The Company's leases generally provide that the tenant is responsible for all environmental liability and for compliance with environmental regulations relating to the tenant's operations. Such a contractual arrangement does not eliminate the Company's statutory liability or preclude claims against the Company by governmental authorities or persons who are not a party to such an arrangement. Contractual arrangements in the Company's leases may provide a basis for the Company to recover from the tenant damages or costs for which the Company has been found liable.

     The cost of investigation and clean-up of Hazardous Materials on, under, in or from property can be substantial, and the fact that the property has had a release of Hazardous Materials, even if remediated, may adversely affect the value of the property and the owner's ability to sell or lease the property or to borrow using the property as collateral. In addition, some environmental laws create a lien on a property in favor of the government for damages and costs it incurs in connection with the release or threatened release of Hazardous Materials, and certain state environmental laws provide that such a lien has priority over all other encumbrances on the property or that a lien can be imposed on other property owned by the responsible party. Finally, the presence of Hazardous Materials on a property could result in a claim by a private party for personal injury or a claim by a neighboring property owner for property damage.

     Other federal, state and local laws and regulations govern the removal or encapsulation of asbestos-containing material when such material is in poor condition or in the event of building remodeling, renovation or demolition. Still other federal, state and local statutes, regulations and ordinances may require the removal or upgrading of underground storage tanks that are out of service or out of compliance. In addition, federal, state and local laws, regulations and ordinances may impose prohibitions, limitations and operational standards on, or require permits, approvals and notifications in connection with the discharge of wastewater and other water pollutants, the emission of air pollutants and operation of air polluting equipment, the generation and management of Hazardous Materials, and workplace health and safety. Non-compliance with environmental or health and safety requirements may also result in the need to cease or alter operations at a property, which could affect the financial health of a tenant and its ability to make lease payments. Furthermore, if there is a violation of such requirement in connection with a tenant's operations, it is possible that the Company, as the owner of the property, could be held accountable by governmental authorities for such violation and could be required to correct the violation.

     The Company typically undertakes an investigation of potential environmental risks when evaluating an acquisition. Where warranted, Phase I and/or Phase II assessments are performed by independent environmental consulting and engineering firms. Phase I assessments do not involve subsurface testing, whereas Phase II assessments involve some degree of soil and/or groundwater testing. The Company may acquire a property which is known to have had a release of Hazardous Materials in the past, subject to a determination of the level of risk and potential cost of remediation. The Company normally requires property sellers to indemnify it against any environmental problem existing as of the date of purchase. Additionally, the Company normally structures its leases to require the tenant to assume all responsibility for environmental compliance or environmental remediation relating to the tenants operations at the Property.

     Except for the environmental remediation undertaken by the Company at the Total Petroleum Properties, the Company has not been notified by any governmental authority of or become aware of non-compliance, liability or other claim in connection with any of the Properties.

     In 1991, when the Company entered into lease agreements relating to 13 Total Petroleum Properties, the Company deposited $2,000,000 with an independent escrow agent, to cover remediation costs relating to environmental problems discovered at certain of the Total Petroleum Properties. The agreement between the Company and Total Petroleum limits the Company's maximum cost to $350,000 per location, with any excess cost being the responsibility of Total Petroleum. There are currently two locations which will require additional remediation efforts. As of December 31, 1997 there is approximately $781,000 held by the escrow agent, which the Company deems adequate.

REGULATIONS AND INSURANCE

     Americans With Disabilities Act and Similar Laws. Under the Americans with Disabilities Act of 1990 (the "ADA"), all places of public accommodation are required to meet certain Federal requirements related to access and use by disabled persons. These requirements became effective in 1992. Although management of the Company believes that the Properties are substantially in compliance with present requirements of the ADA, the Company has not conducted and does not presently intend to conduct an audit or investigation to determine its compliance. There can be no assurance that the Company will not incur additional costs in complying with the ADA.

     Additional legislation may place further burdens or restrictions on owners with respect to access by disabled persons. The ultimate amount of the cost of compliance with the ADA or such legislation is not currently ascertainable, but are not expected to have a material effect on the Company.

     Insurance. Under substantially all leases, the Company's tenants are responsible for providing adequate insurance on the Properties they lease. The Company believes the Properties are covered by adequate fire, flood and property insurance.

LEGAL PROCEEDINGS

     Neither the Company nor the Properties are presently subject to any material litigation nor, to the Company's knowledge, is any material litigation threatened against the Company or the Properties, other than routine litigation arising in the ordinary course of business, which collectively are not expected to have a material adverse effect on the business, financial condition or results of operations of the Company.

                                USE OF PROCEEDS

     The Company intends to use the proceeds derived from this Rights Offering, net of expenses of approximately $120,000, to repay debt of $6,985,000 due under its Credit Agreement and for working capital purposes. The funds allocated to working capital will be used primarily for property acquisitions. Pending use of such proceeds the Company will invest such proceeds in short term income-producing investments which are consistent with the Company's qualification for taxation as a real estate investment trust.

                 PRICE RANGE OF COMMON STOCK AND DISTRIBUTIONS

     The Company's Common Stock and Preferred Stock trade on the American Stock Exchange under the symbols OLP and OLP Pr, respectively. The following table sets forth the high and low prices for the Common Stock and Preferred Stock of the Company as reported by the American Stock Exchange and the per share cash distributions paid by the Company on the Common Stock and Preferred Stock during each quarter of the years ended December 31, 1996 and 1997.

                                                        COMMON STOCK             PREFERRED STOCK
                                                  ------------------------   ------------------------
                                                             DISTRIBUTIONS              DISTRIBUTIONS
                                                  HIGH  LOW    PER SHARE     HIGH  LOW    PER SHARE
                                                  ----  ---  -------------   ----  ---  -------------
1996
  First Quarter.................................  14 1/8 13      $.30        16 7/8 16 1/4     $.40
  Second Quarter................................  13 5/8 13 3/8     $.30     17    16 1/4     $.40
  Third Quarter.................................  13 1/2 12 5/8     $.30     16 7/8 16 1/4     $.40
  Fourth Quarter................................  13 1/2 12 5/8     $.30*    17 1/8 16 1/4     $.40*
1997
  First Quarter.................................  13 3/4 12 3/4     $.30     17 5/8 16 1/2     $.40
  Second Quarter................................  13 3/4 13 1/4     $.30     17 1/8 16 5/16     $.40
  Third Quarter.................................  14    13 1/8     $.30      17 7/8 16 1/2     $.40
  Fourth Quarter................................  14 5/8 13 5/8     $.30*    17 7/8 16 7/8     $.40*

---------------
* A cash distribution of $.30 and $.40 was paid on the Common Stock and Preferred Stock, respectively, on January 2 ,1997 and January 5, 1998. These distributions are reported as being paid in the fourth quarter of the prior year.

     On March 26, 1998 (the last day before the date of this Prospectus that the Common Stock traded), the closing sale price of the Common Stock as reported by the American Stock Exchange was $14.50 per share. As of March 2, 1998 the approximate number of holders of record of the Common Stock and Preferred Stock was 397 and 175, respectively.

     In the future, the Company's ability to make cash distributions to its stockholders will be affected by a number of factors, including the revenues received from its Properties, the operating expenses of the Company, the interest expense incurred on outstanding indebtedness, and the ability of tenants to meet their obligations under leases. One or more of the foregoing factors could limit the Company's ability to maintain distributions at the current level.

     Management believes that the amount of cash not distributed will be sufficient to cover: (i) costs associated with the renewal or replacement of current tenants as their leases expire, (ii) recurring capital expenditures that will not be reimbursed by tenants and, (iii) unforeseen cash needs. The expected amount of distributions will not allow the Company, using only cash from operations, to retire all of its debt when due, and therefore the Company will be required to seek additional debt or equity financings, and/or sell Properties, to repay such debt.

     Distributions by the Company to the extent of its current or accumulated earnings and profits for Federal income tax purposes, other than capital gain dividends, will be taxable to stockholders as ordinary dividend income. Capital gain dividends generally will be treated as long-term capital gains. Distributions in excess of earnings and profits generally will be treated as a non-taxable reduction of the stockholders' basis in the stock to the extent thereof, and thereafter as taxable gain. Distributions treated as non-taxable reduction in basis will have the effect of deferring taxation until the sale of a stockholder's capital stock. For a discussion of the tax treatment of distributions to holders of shares of capital stock, see "Federal Income Tax Considerations -- Taxation of Taxable U.S. Stockholders."

                                 CAPITALIZATION

     The following table sets forth the Company's unaudited capitalization as of December 31, 1997, after giving effect to Gould Investors L.P. fully exercising its Basic Subscription Right relating to 392,981 Shares of Common Stock and exercising its Over-Subscription Privilege for 376,250 shares. The information set forth in the following table should be read in conjunction with the consolidated financial statements and notes thereto included elsewhere in this Prospectus, as well as "Management's Discussion and Analysis of Financial Condition and Results of Operations."

                                                                  DECEMBER 31, 1997
                                                              --------------------------
                                                              HISTORICAL      PRO FORMA
                                                              ----------      ---------
Mortgages and other notes payable...........................  $25,150,276    $20,545,248
Redeemable Convertible Preferred Stock(1)                      13,106,970     13,106,970
  $1.00 par value, $1.60 cumulative annual dividend,
  2,300,000 shares authorized; 808,776 shares issued and
  outstanding...............................................
Stockholders' equity(2)
  Common Stock, $1.00 par value, 25,000,000 shares              1,561,450      2,330,681
     authorized; 1,544,314 and 2,360,639 shares issued and
     outstanding, respectively..............................
  Paid-in capital...........................................   14,419,609     23,722,689
  Net unrealized gain on available-for-sale securities......      146,706        146,706
  Accumulated undistributed income..........................    2,076,140      2,076,140
                                                              -----------    -----------
     Total stockholders' equity.............................   18,203,905     28,276,216
                                                              -----------    -----------
          Total capitalization..............................  $56,461,151    $61,928,434
                                                              ===========    ===========

---------------
(1) The Preferred Stock has a stated liquidation preference of $16.50 per share and is convertible into .825 of a share of Common Stock. The holders of the Preferred Stock have a right to "put" the shares to the Company at $16.50 per share during the ninety day period commencing July 1, 1999.

(2) Does not include (i) 44,000 shares of Common Stock reserved for issuance under the 1989 and 1996 Stock Option Plans and (ii) 667,240 shares of Common Stock reserved for issuance upon conversion of the Preferred Stock.

                            SELECTED FINANCIAL DATA

     The following are highlights of the Company's operations which are derived from the audited financial statements of the Company for the years ended December 31, 1997, 1996, 1995, 1994 and 1993.

                                                    YEAR ENDED DECEMBER 31,
                            -----------------------------------------------------------------------
                               1997           1996           1995           1994           1993
                            -----------    -----------    -----------    -----------    -----------
INCOME STATEMENT DATA
Revenues..................  $ 6,284,809    $ 5,511,556    $ 4,890,962    $ 4,041,378    $ 3,348,419
Gain on Sale of
  Investments and Real
  Estate..................      599,251             --             --             --        168,631
Provision for Valuation
  Adjustment and
  Impairment..............           --       (659,000)            --             --       (258,744)
Net Income................    2,984,192      2,173,952      3,096,302      2,861,137      2,435,269
Calculation of Net Income
  Applicable to Common
  Stockholders:
Net Income................    2,984,192      2,173,952      3,096,302      2,861,137      2,435,269
Less: Dividends and
  Accretion on Preferred
  Stock...................    1,450,220      1,448,359      1,446,519      1,444,703      1,442,907
Net Income Applicable to
  Common Stockholders.....  $ 1,533,972    $   725,593    $ 1,649,783    $ 1,416,434    $   992,362
Weighted Average Number of
  Common Shares
  Outstanding
  Basic...................    1,522,967      1,447,413      1,409,371      1,356,989      1,338,619
  Diluted.................    1,529,203      1,459,198      1,423,361      1,365,143      1,353,935
Net Income Per Common
  Share: (Note a)
  Basic...................        $1.01           $.50          $1.17          $1.04           $.74
  Diluted.................        $1.00           $.50          $1.16          $1.04           $.73
Cash Distributions Per
  Share of:
  Common Stock............        $1.20          $1.20          $1.03           $.86           $.94
  Preferred Stock.........        $1.60          $1.60          $1.60          $1.60          $1.60
BALANCE SHEET DATA
Total Real Estate
  Investments, Net........  $48,316,984    $42,889,213    $24,253,765    $10,996,534    $ 5,627,909
Investments in US
  Government Obligations
  and Securities..........           --             --      1,274,747      3,972,256      4,856,453
Mortgages and Note
  Receivables.............    5,943,450      6,049,033      7,564,716     16,096,224     17,274,039
Total Assets..............   57,647,555     52,522,988     38,040,246     37,652,773     32,383,674
Total Liabilities.........   26,336,680     21,987,633      7,532,267      7,680,937      3,360,236
Redeemable Convertible
  Preferred Stock.........   13,106,970     12,950,792     12,796,475     12,643,998     12,493,337
Total Stockholders'
  Equity..................   18,203,905     17,442,841     17,711,504     17,327,838     16,530,101

---------------
(a) The earnings per share amounts prior to 1997 have been restated as required to comply with Statement of Financial Accounting Standards No. 128, Earnings Per Share. For further discussion of earnings per share and the impact of Statement No. 128, see Note 2 to the Consolidated Financial Statements.

                      MANAGEMENT'S DISCUSSION AND ANALYSIS
                OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

LIQUIDITY AND CAPITAL RESOURCES

     The Company's primary sources of liquidity are cash generated from operating activities, cash and cash equivalents, funds available under a revolving credit facility (of which approximately $4,395,000 was available at December 31, 1997) and funds obtainable from mortgages to be secured by real estate investments.

     In March, 1996 the Company entered into a $5 million revolving credit agreement ("Credit Agreement") with Bank Leumi Trust Company of New York ("Bank Leumi"). Under the terms of the Credit Agreement the Company can add additional lenders to provide a maximum total facility of $15,000,000. In June 1997, the Company closed on a $4,000,000 participation interest with Commercial Bank of New York (formerly First Bank of the Americas), increasing the total facility to $9,000,000. Borrowings under the Credit Agreement will provide the Company with funds, when needed, to acquire additional properties. The Credit Agreement matures February 28, 1999 with a right for the Company to extend the Credit Agreement until February 29, 2000.

     The Company is currently in discussions concerning the acquisition of additional net leased properties. Cash provided from operations and the Company's cash position will provide funds for cash distributions to stockholders and operating expenses. These sources of funds, as well as funds available under the Credit Agreement, will provide funds for future property acquisitions. Funds raised in the Rights Offering will be used primarily for property acquisitions. It will continue to be the Company's policy to make sufficient cash distributions to stockholders in order for the Company to maintain its real estate investment trust status under the Internal Revenue Code.

     In connection with the lease agreements with Total Petroleum, Inc. ("Total Petroleum") consummated in 1991, the Company agreed to expend certain funds to remediate environmental problems at certain locations net leased to Total Petroleum. It was agreed that the net cost to the Company would not exceed $350,000 per location, with any excess being the responsibility of Total Petroleum. At that time the Company deposited $2,000,000 with an independent escrow agent to insure compliance by the Company with its obligations with respect to the environmental clean up. At December 31, 1997 there are two locations which require additional remediation efforts. The Company believes that the $781,000 held by the escrow agent will be adequate to cover any additional environmental costs at the Total Petroleum locations.

     There will be no effect on the Company's liquidity relating to the year 2000 issue because during 1997 the Company acquired computer hardware and software to handle the Company's accounting and real estate management. The computer software is capable of handling all issues relating to the year 2000.

COMPARISON OF YEARS ENDED DECEMBER 31, 1997 AND 1996

     As a result of the acquisition of five properties in 1996 and two properties in 1997 rental income increased by $1,163,203 to $5,341,491 for the year ended December 31, 1997 as compared to the year ended December 31, 1996.

     The decrease in interest income from related parties of $299,571 from $1,132,150 for the year ended December 31, 1996 to $832,579 for the year ended December 31, 1997 is substantially due to the payoff in full of a senior note receivable during August 1996.

     Interest and other income decreased to $110,739 in 1997 from $201,118 in 1996 primarily due to a decrease in interest earned on U.S. Government securities resulting from the sale of such securities, the proceeds of which were used to purchase properties.

     A $301,754 increase in depreciation and amortization expense to $1,023,345 results primarily from depreciation on properties acquired during 1996 and 1997. Also contributing to the increase was the amortization of capitalized costs incurred in connection with the Company's credit facility and placing mortgages on its properties.

     The increase in interest-mortgages payable from $891,953 in 1996 to $1,517,126 in 1997 is due to interest paid on mortgages placed on properties acquired during 1996 and 1997. Interest -- bank note payable amounted to $210,305 and $110,185 for the years ended December 31, 1997 and 1996, respectively, resulting from borrowings under the Credit Agreement. Borrowings under the Credit Agreement were made to facilitate property acquisitions.

     General and administrative costs decreased by $33,781 from $663,201 for the year ended December 31, 1996 to $629,420 for the year ended December 31, 1997 due to a combination of factors including a decrease in professional fees. In addition, the year ended December 31, 1996 included various fees and costs incurred with the implementation of the Company's distribution reinvestment plan.

     At December 31, 1996, the Company owned five properties which had been leased to a retail chain of stores. The initial term with respect to the leases expired on December 31, 1996. Two of these properties were under contract of sale on December 31, 1996 (both sales closed during 1997), and three were vacant (two of which are still vacant and one of which has since been relet). The Company is actively seeking a buyer or tenant for the two vacant properties. At December 31, 1996 the Company recorded a provision for valuation adjustment on the two properties which were under contract of sale based on the sales prices. In addition, the Company had determined that the estimated fair value of the three vacant properties were lower than their carrying amounts and thus, the Company had recorded a provision for the differences. The total provision taken on these five properties amounted to $659,000. There was no comparable provision taken in 1997.

     On August 5, 1997, the property owned by a limited liability company in which the Company was a majority member was sold and a gain of $599,251 was realized on the sale. The Company's share of the gain is $383,915 (after deducting the minority interest share of the gain of $215,336).

COMPARISION OF YEARS ENDED DECEMBER 31, 1996 AND 1995

     In view of the Company's acquisition of nineteen properties in 1995 and five properties in 1996, rental income increased by $1,512,831 to $4,178,288 for the year ended December 31, 1996 from $2,665,457 for the year ended December 31, 1995. The straight-lining of rents during the year ended December 31, 1996 contributed $218,961 to the increase in rental income.

     The decrease in interest income from related parties of $746,112 from $1,878,262 to $1,132,150 is substantially due to accelerated principal collections during 1995 on a senior note receivable which resulted in unusually large amortization of the discount on such note during 1995 and additionally, resulted in a substantial decrease in interest earned on such note during 1996. This note was collected in full during August 1996. Also contributing to the decrease in interest earned was the payoff in full during March 1996 of an $845,000 mortgage receivable.

     Interest and other income decreased to $201,118 in 1996 from $347,243 in 1995 primarily due to a decrease in interest earned on U.S. Government securities resulting from the sale of such investments, the proceeds of which were used to purchase properties.

     A $232,946 increase in depreciation and amortization expense to $712,591 for the year ended December 31, 1996 results from depreciation on properties acquired during 1995 and 1996. Also contributing to the increase was the amortization of capitalized costs incurred in connection with the Company obtaining a bank credit facility and placing mortgages on its properties.

     The increase in interest-mortgages payable from $453,684 in 1995 to $891,953 in 1996 is due to interest paid on mortgages placed in connection with property acquisitions during 1995 and 1996. Interest -- bank note payable amounted to $110,185 during 1996 resulting from borrowings under a revolving credit agreement which was entered into during 1996.

     General and administrative costs of $663,201 reflect an increase of $86,264 from the prior year expense of $576,937 and is due to a combination of factors including various fees and other costs incurred with the implementation and maintenance of the Company's distribution reinvestment plan and an increase in professional fees.

     At December 31, 1996 the Company owned five properties leased to a chain of retail stores, all of which leases expired on December 31, 1996. Two of those properties were under contract of sale on December 31, 1996, one was relet and two became vacant. The Company is actively seeking a buyer or tenant for the two vacant properties. The Company recorded a provision for valuation adjustment on the two properties under contract of sale since the sales prices were lower than their carrying amounts and thus the Company took a provision for the difference. The total provision taken on these five properties amounts to $659,000. There was no comparable provision taken in 1995.

                                   MANAGEMENT

     Directors and Executive Officers. The following sets forth information with respect to the directors and executive officers of the Company:

                    NAME                      AGE                POSITION WITH THE COMPANY
                    ----                      ---                -------------------------
Fredric H. Gould............................  62    Chairman of the Board
Joseph Amato................................  61    Director
Charles Biederman...........................  64    Director
Arthur Hurand...............................  81    Director
Marshall Rose...............................  61    Director
Matthew J. Gould............................  38    President and Chief Executive Officer
Simeon Brinberg.............................  64    Vice President
David W. Kalish.............................  51    Vice President and Chief Financial Officer
Nathan Kupin................................  83    Senior Vice President
Jeffrey Gould...............................  33    Vice President
Mark H. Lundy...............................  35    Secretary
Seth D. Kobay...............................  43    Vice President and Treasurer
Karen Dunleavy..............................  39    Vice President, Financial

     FREDRIC H. GOULD. Mr. Gould has been Chairman of the Board of the Company since 1989. Mr. Gould has served as Chairman of the Board of Trustees of BRT Realty Trust, a real estate investment trust, since 1984 and Chief Executive Officer of BRT Realty Trust since 1996. Since 1985 Mr. Gould has been a principal executive officer of the managing general partner of Gould Investors L.P., a limited partnership engaged in the ownership and operation of real properties and he also serves as a general partner of Gould Investors L.P. He is President of the advisor to BRT Realty Trust and a director of Sunstone Hotel Investors, Inc.

     JOSEPH AMATO. Mr. Amato has been engaged in real estate development and management for approximately thirty years. He is President of Kent Management Corp.

     CHARLES BIEDERMAN. Mr. Biederman has been executive Vice President of Sunstone Hotel Investors, Inc., a publicly traded REIT engaged in hotel ownership, since 1994. Mr. Biederman has also been engaged in real estate development for more than thirty years and has been President of Woodstone Homes, Inc., engaged in luxury home construction in the Vail, Colorado area for more than the past five years.

     ARTHUR HURAND. Mr Hurand is a private investor and has been for more than the past five years. He has been engaged in the ownership and operation of real properties for more than forty years. He is a trustee of BRT Realty Trust.

     MARSHALL ROSE. Mr. Rose has been a director of the Company since 1989. He has been a trustee of BRT Realty Trust since 1986, and served as a general partner of Gould Investors L.P. from 1988 to November 1997. Mr. Rose is also President and Chief Executive Officer of Georgetown Equities, Inc., a real estate consulting firm, and serves as a director of Estee Lauder, Inc. and Golden Book Family Entertainment, Inc.

     MATTHEW J. GOULD. Mr. Gould has been President and Chief Executive Officer of the Company since 1989. He has been a Vice President of BRT Realty Trust since 1986, a Vice President of the managing general partner of Gould Investors L.P. from 1986 to 1996 and President since 1996. He also serves as a Vice President of the advisor to BRT Realty Trust.

     SIMEON BRINBERG. Mr. Brinberg has served as Vice President of the Company since 1989. He has been Secretary of BRT Realty Trust since 1983, a Senior Vice President of BRT Realty Trust since 1988 and a Vice President of the managing general partner of Gould Investors L.P. since 1988. He is a director of Witco Corporation.

     DAVID W. KALISH. Mr. Kalish has served as Vice President and Chief Financial Officer of the Company since June 1990. Mr. Kalish is also Senior Vice President -- Finance of BRT Realty Trust and Vice President and Chief Financial Officer of the managing general partner of Gould Investors L.P. since June 1990. For more than five years prior to June 1990, Mr. Kalish, a certified public accountant, was a partner of Buchbinder Tunick & Company, certified public accountants.

     NATHAN KUPIN. In addition to serving as a Senior Vice President of the Company since 1989, Mr. Kupin has been a Trustee and Vice President of BRT Realty Trust since 1983. He is also Vice Chairman of the Board of Directors of the managing general partner of Gould Investors L.P. and a director of the advisor to BRT Realty Trust.

     JEFFREY GOULD. Mr. Gould has been a Vice President of the Company since 1989. Mr. Gould was a Vice President of BRT Realty Trust from January 1988 to March 1993, Executive Vice President and Chief Operating Officer of BRT from March 1993 to March 1996, and President and Chief Operating Officer since March 1996. Mr. Gould has served as a Trustee of BRT Realty Trust since March 1997.

     MARK H. LUNDY. In addition to being Secretary of the Company since June 1993, Mr. Lundy has been a Vice President of BRT since April 1993 and a Vice President of the managing general partner of Gould Investors L.P. since July 1990. Prior to July 1990 he was an associate with the law firm of Dickstein, Shapiro and Moran, Washington, D.C.

     SETH D. KOBAY. Mr. Kobay has been Vice President and Treasurer of the Company since August 1994. He has been Vice President and Treasurer of BRT Realty Trust since March 1994 and Vice President of Operations of the managing general partner of Gould Investors L.P. since 1986.

     KAREN DUNLEAVY. Ms. Dunleavy has been Vice President, Financial of the Company since August 1994. She has served as Treasurer of the managing general partner of Gould Investors L.P. since 1986.

     Matthew J. Gould and Jeffrey Gould are Fredric H. Gould's sons.

  Board of Directors and Committees

     The Company is managed by a five member Board of Directors, a majority of whom are unaffiliated with the Company's management. Messrs. Amato, Biederman and Hurand comprise the Company's unaffiliated directors (the "Independent Directors"). The Board of Directors is divided into three classes serving staggered three-year terms. The Board is composed of two Class 1 directors (Messrs. Gould and Hurand), two Class 2 directors (Messrs. Rose and Biederman), and one Class 3 director (Mr. Amato), whose terms will expire upon the election of directors at the annual meeting of stockholders held following the fiscal years ending December 31, 1999, 1998 and 1997, respectively. At each annual meeting of stockholders, directors will be reelected or elected for a full term of three years to succeed those directors whose terms are expiring.

     Audit Committee. The Board of Directors has established an Audit Committee consisting of Messrs. Amato, Biederman and Hurand. The Audit Committee makes recommendations concerning the engagement of independent public accountants, reviews with independent public accountants the results of the audit engagement, approves professional services provided by the independent accountants, reviews the independence of the independent accountants, considers the range of audit and non-audit fees, and reviews the adequacy of the Company's internal accounting controls.

     Compensation Committee Interlocks. The Compensation Committee consists of Messrs. Beiderman and Hurand, neither of whom is or has been an officer or employee of the Company. Messrs. Biederman and Fredric H. Gould serve as directors of Sunstone Hotel Investors, Inc. and Messrs. Hurand, Fredric H. Gould and Rose are trustees of BRT Realty Trust. For a description of the background of each of these individuals, see "Directors and Executive Officers."

     Compensation of Directors. The Company compensates its directors, who are not officers of the Company, with fees for their services as directors. The fee paid to each of such directors currently is $10,000 annually.

     Limitation of Liability. The Company's Articles of Incorporation provides that to the maximum extent that Maryland law in effect from time to time permits no director or officer shall be liable to the Company or its stockholders for money damages.

                             EXECUTIVE COMPENSATION

SUMMARY COMPENSATION TABLE

     The following summary compensation table includes information with respect to compensation paid and accrued by the Company for services rendered in all capacities to the Company during the fiscal years ended December 31, 1997, 1996 and 1995 for the Chief Executive Officer of the Company. No executive officer of the Company other than the Chief Executive Officer received, directly or indirectly, annual compensation in 1997, 1996 or 1995 in excess of $100,000.

                           SUMMARY COMPENSATION TABLE

                                                                            LONG TERM COMPENSATION
                                                                     ------------------------------------
                                         ANNUAL COMPENSATION                  AWARDS
                                    ------------------------------   ------------------------
                                                           OTHER                  SECURITIES/    PAYOUTS
                                                          ANNUAL     RESTRICTED   UNDERLYING    ---------
                                     SALARY     BONUS     COMPEN-      STOCK       OPTIONS/       LTIP         ALL OTHER
NAME AND PRINCIPAL POSITION  YEAR      $        $(1)     SATION(2)   AWARDS($)      SARS(#)     PAYOUT($)   COMPENSATION(3)
---------------------------  ----   --------   -------   ---------   ----------   -----------   ---------   ---------------
Matthew J. Gould.........    1997   $140,000         0      --          --            --           --           $ 9,600
  President and Chief        1996   $132,000         0      --          --            --           --           $10,578
  Executive Officer(3)       1995   $125,000   $25,000      --          --            --           --           $ 8,789

---------------
(1) The $25,000 bonus reflected for 1995 was awarded by the Compensation Committee subsequent to completion of the 1995 financial statements and although attributable to 1995 the $25,000 was not paid or accrued until 1996.

(2) The only type of Other Annual Compensation for the Chief Executive Officer was reimbursement to REIT Management Corp., an affiliated entity, for an allocated portion of pension expense paid for the Chief Executive Officer (see footnote 3 below).

(3) Represents the amount reimbursed by the Company to an affiliated entity for an allocated portion of the pension expense paid for the Chief Executive Officer.

STOCK OPTION PLAN

     The Company's directors adopted a stock option plan on October 16, 1989 covering 110,000 shares ("1989 Plan") and a stock option plan on December 6, 1996 covering 125,000 shares ("1996 Plan"). Both plans were approved by stockholders. Options are granted at per share exercise prices at least equal to the fair market value on the date of grant. Neither the 1989 Plan or the 1996 Plan provides for stock appreciation rights.

OPTIONS GRANTED IN 1997

     The following table sets forth information concerning the grant of stock options in 1997 to the Company's Chairman of the Board and President and Chief Executive Officer.

                              INDIVIDUAL GRANTS(1)

                                                                                              POTENTIAL REALIZABLE
                                                                                                VALUE AT ASSUMED
                                                                                                ANNUAL RATES OF
                                               % OF TOTAL                                         STOCK PRICE
                                                OPTIONS                                         APPRECIATION FOR
                                                GRANTED       EXERCISE OR                        OPTION TERM(2)
                                   OPTIONS    TO EMPLOYEES    BASE PRICE                      --------------------
              NAME                 GRANTED   IN FISCAL YEAR     ($/SH)      EXPIRATION DATE      5%         10%
              ----                 -------   --------------   -----------   ---------------   --------    --------
Fredric H. Gould.................   4,500          11%          $13.50          3/20/02        $3,037      $6,075
Matthew J. Gould.................   6,000          15%          $13.50          3/20/02        $4,050      $8,100

---------------
(1) Options were granted on March 21, 1997.

(2) These amounts, based on assumed appreciation rates of 5% and 10% prescribed by the Securities and Exchange Commission rules, are not intended to forecast possible appreciation of the Company's stock price. These numbers do not take into account certain provisions of options providing for termination of the option following termination of employment, non-transferability or phased-in vesting. The Company did not use an alternate formula for a grant date valuation as it is not aware of any formula which will determine with reasonable accuracy a present value based on future unknown or volatile factors. Future compensation resulting from option grants is based solely on the performance of the Company stock price.

     The following table sets forth information with respect to the exercise of stock options by the Company's Chairman of the Board and President and Chief Executive Officer in 1997 and the number and value of unexercised options held by each of them at December 31, 1997.

       STOCK OPTIONS EXERCISED AND FISCAL YEAR END OPTION VALUES IN 1997

                                                              NUMBER OF SECURITIES          VALUE OF UNEXERCISED
                                                             UNDERLYING UNEXERCISED         IN-THE-MONEY OPTIONS
                                 SHARES                    OPTIONS AT FISCAL YEAR END      AT FISCAL YEAR END (2)
                                ACQUIRED        VALUE      ---------------------------     ----------------------
            NAME               ON EXERCISE   REALIZED(1)   EXERCISABLE   UNEXERCISABLE   EXERCISABLE   UNEXERCISABLE
            ----               -----------   -----------   -----------   -------------   -----------   -------------
Fredric H. Gould.............     9,000        $37,688        1,125          3,375         $5,766         $17,297
Matthew J. Gould.............        --             --        1,500          4,500         $7,688         $23,063

---------------
(1) Value realized is the aggregate market value, on the date of exercise, of the shares acquired, less the aggregate exercise price paid for such shares.

(2) Value of unexercised options is the aggregate market value of the underlying shares (based on the closing price on December 31, 1997, which was $14 1/4 per share) less the aggregate exercise price for such shares.

                 CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS

     The following relationships should be noted: Fredric H. Gould, Chairman of the Board of the Company, is Chairman of the Board of BRT Realty Trust, ("BRT"), a General Partner of Gould Investors L.P. ("Gould")and Chairman of the Board and sole shareholder of Georgetown Partners, Inc.,("Georgetown"), managing general partner of Gould. Matthew Gould, President and Chief Executive Officer of the Company, is a Vice President of BRT and President of the Managing General Partner of Gould and Jeffrey Gould, a Vice President of the Company, is President of BRT and Vice President of the corporate managing general partner of Gould. In addition, David W. Kalish, Simeon Brinberg, Nathan Kupin and Mark Lundy, executive officers of the Company, are executive officers of BRT and executive officers of the corporate managing general partner of Gould. Nathan Kupin also serves as a Trustee of BRT. Marshall Rose is a director of the Company and a trustee of BRT and served as a general partner of Gould until November 30, 1997. Arthur Hurand is a director of the Company and a trustee of BRT Realty Trust.

     The Company and related entities, including Gould, occupy common office space and use certain personnel in common. In 1997, $179,260 of common general and administrative expenses, including rent, telecommunication services, computer services, bookkeeping, secretarial and other clerical services and legal and accounting services, were allocated to the Company. This amount includes $43,523, $47,520 and $11,595, allocated to the Company for legal services and accounting services (a portion of which was capitalized) performed by Simeon Brinberg and Mark H. Lundy and David W. Kalish, respectively. The allocation of common general and administrative expenses is computed on a quarterly basis and is based on the time devoted by executive, administrative and clerical personnel to the affairs of each participating entity.

     In January 1992, the Company made a first mortgage loan to Gould in the amount of $1,200,000. The loan, which matured in January, 1995 was extended to January 31, 1997 at an interest rate of 11% and required minimum amortization of $5,000 per month. This mortgage receivable was secured by the commercial space and four cooperative apartments located on East 86th Street, in Manhattan, N.Y. The loan was repaid in full in March, 1996. On the date this transaction was entered into by the Company with Gould and when it was extended it was management's judgment that the loan was well secured and provided a yield at least as favorable as could have been obtained from an unrelated third party. The President of the Company, who is also an officer of the managing general partner of Gould, presented this opportunity to the Board, which unanimously approved the transaction.

     On February 26, 1993 the Company purchased from an unrelated entity 28.9% of a 16.67% portion of an indebtedness due to various institutions by BRT. The Company paid $3,215,142 for a $4,626,720 share of the principal amount of such indebtedness. The Company paid the same price (i.e., received the same discount) for its portion of the indebtedness as the unrelated entity paid. The debt was bought by the unrelated entity from the Federal Deposit Insurance Corporation ("FDIC") in a competitive public auction. The principal earned interest at prime plus one percent and required minimum principal payments through its maturity date of June 30, 1997. This indebtedness was paid in full in August 1996. This opportunity was brought to the attention of the Company by the officers of BRT because of the beneficial yield to maturity on this investment. The purchase of this indebtedness was unanimously approved by the directors of the Company.

     On July 30, 1993, as a result of a public auction, the FDIC sold to an entity related to the Company, for a consideration of $19,000,300 a $23,000,000 first mortgage, providing for an interest rate of 8% per annum, secured by an office building located in Manhattan, New York. The office building which secures this mortgage is owned by a partnership in which Gould is the general partner and in which Gould owns substantially all of the partnership interests. Simultaneously with the purchase, $13,181,000 was advanced by an unrelated party, $6,080,000 (which includes closing costs) was advanced by the Company, and the mortgage was severed into a first mortgage of $13,181,000 paying interest at 9 1/2% per annum held by the unrelated party and a subordinate wrap mortgage of $9,819,000 held by the Company. Both the first mortgage and the wrap mortgage mature in 2005 at which time the first mortgage will be fully amortized and the wrap mortgage will have a principal balance of approximately $4,000,000. The Company receives monthly principal and interest payments of $79,318 and at December 31, 1997 its principal balance had been reduced to approximately $7,974,000. The largest aggregate amount outstanding on this indebtedness during 1997 was $8,387,000. Interest income, including amortization of the discount of $334,200, amounted to $832,579 for the year ended 1997. The opportunity to bid for this mortgage was brought to the Company's attention by Fredric H. Gould, an executive officer of the Company and a general partner and executive officer of the managing general partner of Gould. The Company determined the amount of its bid after exploring its ability to obtain financing and then examining the yield to maturity (approximately 14.5% per annum) and the risk. This transaction was unanimously approved by the directors of the Company. The building which secures the first mortgage and the wrap mortgage is leased to the City of New York. The lease expires in 2005 with an option to renew for an additional five years and provides the City with a limited right of termination. The first mortgage and the wrap mortgage are nonrecourse to the owner of the building.

                             PRINCIPAL STOCKHOLDERS
     The following table sets forth information regarding the beneficial ownership of Common Stock and Preferred Stock of the Company by each of the Company's executive officers, directors and executive officers and directors as a group, and by all persons known by the Company to be the beneficial owner of more than five percent of the Company's outstanding voting power as of December 31, 1997. To the Company's knowledge, each person identified in the table has sole voting and investment power with respect to all shares shown as beneficially owned by such person, except as otherwise set forth in the notes to the table. Unless otherwise indicated, the address of each person listed below is 60 Cutter Mill Road, Great Neck, NY 11021.

                                                      NUMBER OF SHARES
                                                      OF COMMON STOCK/     PERCENT OF     PERCENT OF
                        NAME                           PREFERRED STOCK       CLASS       VOTING POWER
                        ----                          -----------------    ----------    ------------
Gould Investors L.P.(1).............................  392,981/0            24.9/0            19.6
Fredric H. Gould(1)(2)..............................  642,345/7,500        40.0/*            32.2
Matthew J. Gould(1)(3)(6)...........................  452,420/6,900        28.2/*            22.7
Jeffrey Gould(4)(6).................................  47,498/3,000         2.9/*              2.4
Marshall Rose(5)....................................  119,752/0            7.5/0*             6.0
Joseph Amato........................................  219/0
Charles Biederman...................................  5,000/0                  *            *
Arthur Hurand.......................................  32,748/0                 *            *
Karen Dunleavy(6)...................................  850/100                  *            *
Simeon Brinberg(6)..................................  9,890/500                *            *
David W. Kalish(6)..................................  8,300/200                *            *
Seth Kobay(6).......................................  750                      *            *
Mark Lundy(6).......................................  8,500                    *            *
All Executive Officers and Directors as a group (13
  in number)........................................  918,252/18,100 (6)   57.3/2.2 %        46.2

---------------
 *  Less than 5%
(1) Fredric H. Gould is general partner of Gould Investors L.P. and he and Matthew Gould are executive officers of the corporate managing general partner of Gould Investors L.P.
(2) Includes 141,307 shares of Common Stock owned directly, 392,981 shares of Common Stock owned by Gould Investors L.P., 106,557 owned by entities and trusts over which Mr. Gould has shared voting and dispositive power, options to purchase 1,500 shares (which are currently exercisable or are exercisable within 60 days). Does not include 30,862 shares of Common Stock and 2,800 shares of Preferred Stock owned by Mr. Gould's spouse, as to which shares Mr. Gould disclaims any beneficial interest.
(3) Includes 54,419 shares of Common Stock owned directly, 3,520 shares of Common Stock owned as custodian for minor children (as to which shares Mr. Gould disclaims any beneficial interest), 392,981 shares of Common Stock owned by Gould Investors L.P. and options to purchase 1,500 shares (which are currently exercisable or are exercisable within 60 days). With respect to the Preferred Stock, 1,200 shares are owned as custodian for minor children (as to which shares Mr. Gould disclaims any beneficial interest). Does not include 1,578 shares of Common Stock and 500 shares of Preferred Stock owned by Mr. Gould's spouse, as to which shares Mr. Gould disclaims any beneficial interest.
(4) Includes 976 shares of Common Stock owned as custodian for minor children (as to which shares Mr. Gould disclaims any beneficial interest) and options to purchase 1,500 shares (which are currently exercisable or are exercisable within 60 days). Does not include 976 shares owned by Mr. Gould's spouse, as to which shares Mr. Gould disclaims any beneficial interest.
(5) Includes 8,630 shares of Common Stock owned directly, 1,668 shares owned by trusts over which Mr. Rose has sole voting and dispositive power (as to which shares Mr. Rose disclaims any beneficial interest) and 109,454 shares of Common Stock owned by entities over which Mr. Rose has sole voting and dispositive power.

(6) Includes all currently exercisable options or options which are exercisable within 60 days.

                          DESCRIPTION OF CAPITAL STOCK

     The following summary of the terms of the capital stock of the Company does not purport to be complete and is subject to and qualified in its entirety by reference to Maryland law and to the Company's charter and bylaws.

GENERAL

     The charter of the Company provides that the Company may issue up to 27,300,000 shares of capital stock, consisting of 25,000,000 shares of common stock, par value $1.00 per share (the "Common Stock"), and 2,300,000 shares of preferred stock, par value $1.00 per share. As of January 3, 1998, 1,574,894 shares of Common Stock and 808,776 shares of Redeemable Convertible Preferred Stock ("Preferred Stock") were issued and outstanding. Under Maryland law, stockholders generally are not liable for the corporation's debts or obligations solely as a result of their status as stockholders.

COMMON STOCK

     Subject to the preferential rights of any other shares or series of capital stock, holders of shares of Common Stock are entitled to receive distributions on such shares if, as and when authorized and declared by the Board of Directors of the Company out of assets legally available and to share ratably in the assets of the Company legally available for distribution to its stockholders in the event of its liquidation, dissolution or winding-up after payment of, or adequate provision for, all known debts and liabilities of the Company. Holders of shares of Redeemable Convertible Preferred Stock are entitled to receive, when and as declared by the Board of Directors cumulative cash distributions at the annual rate of $1.60 per share in preference to dividends on the Common Stock.

     Each outstanding share of Common Stock entitles the holder to one vote and each outstanding share of Redeemable Convertible Preferred Stock to one-half vote on all matters submitted to a vote of stockholders, including the election of directors. There is no cumulative voting in the election of directors, which means that the holders of a majority of the outstanding shares of Common Stock and Preferred Stock, voting as one class, can elect all of the directors then standing for election and the holders of the remaining shares of Common Stock and Preferred Stock will not be able to elect any directors.

     Holders of shares of Common Stock have no preference, conversion, sinking fund, redemption, exchange or preemptive rights to subscribe for any securities of the Company.

     Pursuant to the Maryland General Corporation Law, (MGCL) a corporation generally cannot (except under and in compliance with specifically enumerated provisions of the MGCL) dissolve, amend its charter, merge, sell all or substantially all of its assets, engage in a share exchange or engage in similar transactions outside the ordinary course of business unless approved by the affirmative vote of stockholders holding at least two-thirds of the shares entitled to vote on the matter unless a lesser percentage (but not less than a majority of all of the votes entitled to be cast on the matter) is set forth in the corporation's charter. The Company's charter provides for approval of any such action by a majority of the votes entitled to be cast in the matter, except in the case of amendment of the charter provisions relating to removal of directors, classification of the Board of Directors, voting rights of the Common Stock or voting requirements for charter amendments. In addition, a number of other provisions of the MGCL could have a significant effect on the shares of Common Stock and the rights and obligations of holders thereof.

PREFERRED STOCK

  Dividend Rights

     The holders of the Preferred Stock are entitled to receive, when and as declared by the Company's Board of Directors, cumulative cash dividends at the annual rate of $1.60 per share, payable quarterly on January 1, April 1, July 1 and October 1. Dividends are cumulative and have a preference over dividends on Common Stock and any other junior stock of the Company that may be outstanding from time to time.

  Voting Rights

     The holders of Preferred Stock are entitled to one-half vote per share on any matters to be voted upon by the Company's stockholders, including the election of directors. The holders of the Preferred Stock and Common Stock vote as one class. In addition, the holders of the Preferred Stock will have the right to elect two directors as a class in the event of a default in the payment of dividends in an amount equivalent to eight consecutive quarter-annual payments. Without the approval of the holders of at least two-thirds of the outstanding shares of Preferred Stock, additional shares of Preferred Stock cannot be issued and the Charter can not be amended to change the rights of the Preferred Stock or to create any class of stock having a preference as to dividends or assets over the Preferred Stock. Without approval of the holders of at least a majority of the outstanding shares of Preferred Stock, the Company cannot create any additional preferred stock with preferences equal to the Preferred Stock.

  Liquidation Rights

     Holders of Preferred Stock have a preference of $16.50 per share plus accrued and unpaid dividends in case of either the voluntary or involuntary liquidation or dissolution of the Company. No distribution ahead of the Preferred Stock will be permitted on the Common Stock or any other junior stock of the Company.

  Redemption

     Provided that there is no arrearage in the payment of dividends on the Preferred Stock, the Preferred Stock will be redeemable upon notice, at the option of the Company, at the following prices per share (plus, in each case, accrued and unpaid dividends to the date fixed for redemption): (i) $16.70 per share, if redeemed between July 1, 1997 and June 30, 1998; and (ii) $16.50 per share, if redeemed after July 1, 1998. No sinking fund is required.

  "Put" Option

     Holders of Preferred Stock would have a right to require the Company to purchase their shares of Preferred Stock at $16.50 per share, plus accrued and unpaid dividends to the date of such purchase, during a 90 day period commending July 1, 1999.

  Conversion Rights

     Each share of Preferred Stock is convertible at any time, at the option of the holder thereof, into 0.825 of a share of Common Stock upon surrender of a share of Preferred Stock. The conversion right is subject to adjustment in certain events, including subdivisions or combinations of Common Stock, declaration of stock dividends, issuance of rights to subscribe for stock or other securities, change of shares of Common Stock into shares of any other class or classes of stock, mergers and consolidations. Upon conversion, no adjustment will be made for cumulative dividends except that any unpaid dividends will constitute a debt of the Company to the converting stockholder. No fractional shares will be issued upon conversion, but in lieu thereof the Company will pay the then market value of any such fraction in cash.

                       FEDERAL INCOME TAX CONSIDERATIONS

     The following summary of material federal income tax considerations regarding the Company and the Common Stock being registered by the Company is based on current law. The information set forth below, to the extent that it constitutes matters of law, or legal conclusions, is the opinion of Herrick, Feinstein LLP, tax counsel to the Company, as to the material federal income tax considerations relevant to holders of the Common Stock. This discussion does not purport to deal with all aspects of taxation that may be relevant to particular stockholders in light of their personal investment or tax circumstances, or to certain types of stockholders (including insurance companies, financial institutions or broker-dealers, tax-exempt organizations, foreign corporations and persons who are not citizens or residents of the United States), subject to special treatment under the federal income tax laws. The information in this section is based on the Code, current, temporary and proposed Treasury Regulations thereunder, the legislative history of the Code, current administrative interpretations and practices of the IRS (including its practices and policies as endorsed in private letter rulings, which are not binding on the IRS except with respect to a taxpayer that receives such a ruling), and court decisions, all as of the date hereof. The Taxpayer Relief Act of 1997 (the "1997 Act") was enacted on August 5, 1997. The 1997 Act contains provisions which generally make it easier to operate and to continue to qualify as a REIT for taxable years beginning after the date of enactment (which, for the Company, would be applicable commencing with its taxable year beginning January 1, 1998).

     EACH PROSPECTIVE PURCHASER IS ADVISED TO CONSULT HIS OR HER OWN TAX ADVISOR REGARDING THE SPECIFIC TAX CONSEQUENCES TO HIM OR HER OF THE PURCHASE, OWNERSHIP AND SALE OF THE SHARES OF COMMON STOCK, INCLUDING THE FEDERAL, STATE, LOCAL, FOREIGN AND OTHER TAX CONSEQUENCES OF SUCH PURCHASE, OWNERSHIP AND SALE AND OF POTENTIAL CHANGES IN APPLICABLE TAX LAWS.

TAXATION OF THE COMPANY

     General. The Company has elected to be taxed as a REIT under Sections 856 through 860 of the Internal Revenue Code of 1986, as amended (the "Code"), since inception. The Company believes that it has been organized and has operated in such a manner as to qualify for taxation as a REIT under the Code, and the Company intends to continue to operate in such a manner.

     These sections of the Code are technical and complex. The following sets forth the material aspects of the sections that govern the federal income tax treatment of a REIT and its stockholders. This summary is qualified in its entirety by the applicable Code provisions, rules and regulations promulgated thereunder, and administrative and judicial interpretations thereof.

     In the opinion of Herrick, Feinstein, LLP, the Company has been organized in conformity with the requirements for qualification as a REIT, and its method of operation has enabled and will enable it to meet the requirements for continued qualification and taxation as a REIT under the Code. It must be emphasized that this opinion is based on various factual assumptions relating to the organization and operation of the Company, and is conditioned upon certain representations made by the Company as to factual matters. In addition, this opinion is based upon the factual representations of the Company concerning its business and properties as set forth in this Prospectus and assumes that the actions described in this Prospectus have been completed as described. Moreover, such qualification and taxation as a REIT depends upon the Company's ability to meet, through actual annual operating results, distribution levels and diversity of stock ownership, the various qualification tests imposed under the Code discussed below, the results of which have not been and will not be reviewed by Herrick, Feinstein, LLP. Accordingly, no assurance can be given that the actual results of the Company's operation for any particular taxable year will satisfy such requirements. Further, the anticipated income tax treatment described in this Prospectus may be changed, perhaps retroactively, by legislative or administrative action at any time. See "Failure to Qualify."

     If the Company qualifies for taxation as a REIT, it generally will not be subject to federal corporate income taxes on its net income that is currently distributed to stockholders. This treatment substantially eliminates the "double taxation" (at the corporate and stockholder levels) that generally results from investment in a corporation. However, the Company will be subject to federal income tax as follows: first, the Company will be taxed at regular corporate rates on any undistributed REIT taxable income, including undistributed net capital gains. Second, under certain circumstances, the Company may be subject to the "alternative minimum tax" on its terms of tax preference. Third, if the Company has (i) net income from the sale or other disposition of "foreclosure property" which is held primarily for sale to customers in the ordinary cause of business or (ii) other nonqualifying income from foreclosure property, it will be subject to tax at the highest corporate rate on such income. Fourth, if the Company has net income from prohibited transactions (which are, in general, certain sales or other dispositions of property held primarily for sale to customers in the ordinary course of business other than foreclosure property), such income will be subject to a 100% tax. Fifth, if the Company should fail to satisfy the 75% gross income test or the 95% gross income test (as discussed below), but has nonetheless maintained its qualification as a REIT because certain other requirements have been met, it will be subject to a 100% tax on an amount equal to (a) the gross income attributable to the greater of the amount by which the Company fails the 75% or 95% test multiplied by (b) a fraction intended to reflect the Company's profitability. Sixth, if the Company should fail to distribute during each calendar year at least the sum of (i) 85% of its REIT ordinary income for such year, (ii) 95% of its REIT capital gain net income for such year, and (iii) any undistributed taxable income from prior periods, the Company would be subject to a 4% excise tax on the excess of such required distribution over the amounts actually distributed.

     Requirements for Qualification. The Code defines a REIT as a corporation, trust or association (1) which is managed by one or more trustees or directors;
(2) the beneficial ownership of which is evidenced by transferable shares, or by transferable certificates of beneficial interest; (3) which would be taxable as a domestic corporation, but for Sections 856 through 859 of the Code; (4) which is neither a financial institution nor an insurance company subject to certain provisions of the Code; (5) the beneficial ownership of which is held by 100 or more persons; (6) during the last half of each taxable year not more than 50% in value of the outstanding stock of which is owned, directly or constructively, by five or fewer individuals (as defined in the Code to include certain entities); and (7) which meets certain other tests, described below, regarding the nature of its income and assets. The Code provides that conditions (1) to (4), inclusive, must be met during the entire taxable year and that condition (5) must be met during at least 335 days of a taxable year of twelve months, or during a proportionate part of a taxable year of less than twelve months. For purposes of conditions (5) and (6), pension funds and certain other tax-exempt entities are treated as individuals, subject to a "look-through" exception in the case of condition (6).

     The Company has satisfied condition (5) and believes that it has issued sufficient shares to allow it to satisfy condition (6). In addition, the Company's charter provides for restrictions regarding ownership and transfer of shares, which restrictions are intended to assist the Company in continuing to satisfy the share ownership requirements described in (5) and (6) above. These restrictions may not ensure that the Company will, in all cases, be able to satisfy the share ownership requirements described above, primarily (though not exclusively) as a result of fluctuations in value among the different classes of the Company's capital stock. If the Company fails to satisfy such share ownership requirements, the Company's status as a REIT will terminate. See "Failure to Qualify".

     In addition, a corporation may not elect to become a REIT unless its taxable year is the calendar year. The Company has and will continue to have a calendar taxable year.

     Ownership of Subsidiaries. The Company owns certain of its Properties through subsidiaries. Code Section 856(i) provides that a corporation which is a "qualified REIT subsidiary" (defined as any corporation if 100 percent of the stock of such corporation is held by the REIT at all times during the period such corporation was in existence) shall not be treated as a separate corporation, and all assets, liabilities, and items of income, deduction, and credit of a "qualified REIT subsidiary" shall be treated as assets, liabilities and such items of income, etc. (as the case may be) of the REIT. Each of the Company's subsidiaries qualify as "qualified REIT subsidiaries" within the meaning of the Code. Thus, in applying the requirements described herein, the Company's subsidiaries are ignored, and all assets, liabilities and items of income, deduction and credit of such subsidiaries are treated as assets, liabilities and items of income, deduction, and credit of the Company.

     Income Tests. In order to maintain qualification as a REIT, the Company annually must satisfy three gross income requirements. First, at least 75% of the Company's gross income (excluding gross income from prohibited transactions) for each taxable year must be derived directly or indirectly from investments relating to real property or mortgages on real property (including "rents from real property" and, in certain circumstances, interest) or from certain types of temporary investments. Second, at least 95% of the Company's gross income (excluding gross income from prohibited transactions) for each taxable year must be derived from such real property investments, dividends, interest and gain from the sale or disposition of stock or securities (or from any combination of the foregoing). Third, for taxable years beginning on or before August 5, 1997, short-term gain from the sale or other disposition of stock or securities, gain from prohibited transactions, and gain on the sale or other disposition of real property held for less than four years (apart from involuntary conversions and sales of foreclosure property) must represent less than 30% of the Company's gross income (including gross income from prohibited transactions) for each taxable year.

     Rents received by the Company will qualify as "rents from real property" in satisfying the gross income requirements for a REIT described above only if several conditions are met. First, the amount of rent must not be based in whole or in part on the income or profits of any person. However, an amount received or accrued generally will not be excluded from the term "rents from real property" solely by reason of being based on a fixed percentage or percentages of receipts or sales. Second, the Code provides that rents received from a tenant will not qualify as "rents from real property" in satisfying the gross income tests if the REIT, or an actual or constructive owner of 10% or more of the REIT, actually or constructively owns 10% or more of such tenant (a "Related Party Tenant"). For the Company's taxable year which begins on January 1, 1998 and for all taxable years thereafter, only partners who own 25% or more of the capital or profits interest in a partnership are included in the determination of whether a tenant is a "Related Party Tenant." Third, if rent attributable to personal property, leased in connection with a lease of real property, is greater than 15% of the total rent received under the lease, then the portion of rent attributable to such personal property will not qualify as "rents from real property." Finally, for rents received to qualify as "rents from real property," the REIT generally must not operate or manage the property or furnish or render services to the tenants of such property, other than through an independent contractor from whom the REIT derives no revenue. The REIT may, however, directly perform certain services that are "usually or customarily rendered" in connection with the rental of space for occupancy only and are not otherwise considered "rendered to the occupant" of the property. The Company has not and will not (i) charge rent for any property that is based in whole or in part on the income or profits of any person (except by reason of being based on a percentage of receipts or sales, as described above), (ii) rent any property to a Related Party Tenant (unless the Board of Directors determines in its discretion that the rent received from such Related Party Tenant is not material and will not jeopardize the Company's status as a REIT), (iii) derive rental income attributable to personal property (other than personal property leased in connection with the lease of real property, the amount of which is less than 15% of the total rent received under the lease), or (iv) perform services considered to be rendered to the occupant of the property, other than through an independent contractor from whom the Company derives no revenue.

     For taxable years of the Company beginning after August 5, 1997, if the Company provides services to a tenant that are other than those usually or customarily provided in connection with the rental of space for occupancy only, amounts received or accrued by the Company for any such services will not be treated as "rents from real property" for purposes of the REIT gross income tests but will not cause other amounts received with respect to the property to fail to be treated as "rents from real property" if the amounts received in respect of such services, together with amounts received for certain management services, do not exceed 1% of all amounts received or accrued by the Company during the taxable year with respect to such property. If the 1% threshold is exceeded, then all amounts received or accrued by the Company with respect to the property will not qualify as "rents from real property," even if the impermissible services are provided to some, but not all, of the tenants of the property.

     If the Company fails to satisfy one or both of the 75% or 95% gross income tests for any taxable year, it may nevertheless qualify as a REIT for such year if it is entitled to relief under certain provisions of the Code. These relief provisions will be generally available if the Company's failure to meet such tests was due to reasonable cause and not due to willful neglect, the Company attaches a schedule of the sources of its income to its federal income tax return, and any incorrect information on the schedule was not due to fraud with intent to evade tax. It is not possible, however, to state whether in all circumstances the Company would be entitled to the benefit of these relief provisions. If these relief provisions are inapplicable to a particular set of circumstances involving the Company, the Company will not qualify as a REIT. As discussed above in "Taxation of the Company - General," even if these relief provisions apply, a tax would be imposed with respect to the excess net income. No similar mitigation provision provides relief if the Company fails the 30% gross income test. In such case, for taxable years beginning before January 1, 1998, the Company would cease to qualify as a REIT.

     Any gain realized by the Company on the sale of any property held as inventory or other property held primarily for sale to customers in the ordinary course of business will be treated as income from a prohibited transaction that is subject to a 100% penalty tax. Such prohibited transaction income may also have an adverse effect upon the Company's ability to satisfy the income tests for qualification as a REIT. Under existing law, whether property is held as inventory or primarily for sale to customers in the ordinary course of a trade or business is a question of fact that depends on all the facts and circumstances with respect to the particular transaction. The Company holds it Properties for investment with a view to long-term appreciation, engages in the business of acquiring, owning, and operating the Properties and makes occasional sales of Properties consistent with its investment objectives. There can be no assurance, however, that the IRS might not contend that one or more of such sales is subject to the 100% penalty tax.

     Asset Tests. The Company, at the close of each quarter of its taxable year, must also satisfy three tests relating to the nature of its assets. First, at least 75% of the value of the Company's total assets must be represented by real estate assets, cash, cash items and government securities. Second, not more than 25% of the Company's total assets may be represented by securities other than those in the 75% asset class. Third, of the investments included in the 25% asset class, the value of any one issuer's securities owned by the Company may not exceed 5% of the value of the Company's total assets and the Company may not own more than 10% of any one issuer's outstanding voting securities.

     After initially meeting the asset tests at the close of any quarter, the Company will not lose its status as a REIT for failure to satisfy the asset tests at the end of a later quarter solely by reason of changes in asset values. If the failure to satisfy the asset tests results from an acquisition of securities or other property during a quarter, the failure can be cured by disposition of sufficient nonqualifying assets within 30 days after the close of that quarter. The Company has maintained and will continue to maintain adequate records of the value of its assets to ensure compliance with the asset tests and to take such other actions within the 30 days after the close of any quarter as may be required to cure any noncompliance. If the Company fails to cure noncompliance with the asset tests within such time period, the Company would cease to qualify as a REIT.

     Annual Distribution Requirements. The Company, in order to qualify as a REIT, is required to distribute dividends (other than capital gain dividends) to its stockholders in an amount at least equal to (A) the sum of (i) 95% of the Company's "REIT taxable income" (computed without regard to the dividends paid deduction and the Company's net capital gain) and (ii) 95% of the net income (after tax), if any, from foreclosure property, minus (B) the sum of certain items of non cash income. Such distributions must be paid in the taxable year to which they relate, or in the following taxable year if declared before the Company timely files its tax return for such year and if paid on or before the first regular dividend payment after such declaration. To the extent that the Company does not distribute all of its net capital gain or distributes at least 95%, but less than 100%, of its "REIT taxable income," as adjusted, it will be subject to tax thereon at regular ordinary and capital gain corporate tax rates. The Company has made and intends to make timely distributions sufficient to satisfy these annual distribution requirements.

     For the Company's taxable year beginning on January 1, 1998 and for all taxable years thereafter, undistributed capital gains may be so designated by the Company and are includable in the income of the holders of Common Shares. Such holders are treated as having paid the capital gains tax imposed on the Company on the designated amounts included in their income as long-term capital gains. Such shareholders would receive an increase in their basis for income recognized and a decrease in their basis for taxes paid by the Company. See "Taxation of Taxable U.S. Shareholders."

     Under certain circumstances, the Company may be able to rectify a failure to meet the distribution requirement for a year by paying "deficiency dividends" to stockholders in a later year, which may be included in the Company's deduction for dividends paid for the earlier year. Thus, the Company may be able to avoid being taxed on amounts distributed as deficiency dividends; however, the Company will be required to pay interest based upon the amount of any deduction taken for deficiency dividends.

     Furthermore, if the Company should fail to distribute during each calendar year at least the sum of (i) 85% of its REIT ordinary income for such year, (ii) 95% of its REIT capital gain income for such year, and (iii) any undistributed taxable income from prior periods, the Company would be subject to a 4% excise tax on the excess of such required distribution over the amounts actually distributed.

FAILURE TO QUALIFY

     If the Company fails to qualify for taxation as a REIT in any taxable year, and the relief provisions do not apply, the Company will be subject to tax (including any applicable alternative minimum tax) on its taxable income at regular corporate rates. Distributions to stockholders in any year in which the Company fails to qualify will not be deductible by the Company nor will they be required to be made. As a result, the Company's failure to qualify as a REIT would reduce the cash available for distribution by the Company to its stockholders. In addition, if the Company fails to qualify as a REIT, all distributions to stockholders will be taxable as ordinary income, to the extent of the Company's current and accumulated earnings and profits, and, subject to certain limitations of the Code, corporate distributees may be eligible for the dividends received deduction. Unless entitled to relief under specific statutory provisions, the Company will also be disqualified from taxation as a REIT for the four taxable years following the year during which qualification was lost. It is not possible to state whether in all circumstances the Company would be entitled to such statutory relief.

TAXATION OF TAXABLE U.S. STOCKHOLDERS

     As used herein, the term "U.S. Stockholder" means a holder of shares of Common Stock who (for United States federal income tax purposes) (i) is a citizen or resident of the United States, (ii) is a corporation, partnership, or other entity created or organized in or under the laws of the United States or of any political subdivision thereof, or (iii) is an estate or trust the income of which is subject to United States federal income taxation regardless of its source.

     As long as the Company qualifies as a REIT, distributions made by the Company out of its current or accumulated earnings and profits (and not designated as capital gain dividends) will constitute dividends taxable to its U.S. Stockholders as ordinary income. Such distributions will not be eligible for the dividends-received deduction in the case of U.S. Stockholders that are corporations. For purposes of determining whether distributions to holders of Common Stock are of out of current accumulated earnings and profits, the earnings and profits of the Company will be allocated first to the Preferred Stock (to the extent of the preferred distribution on such stock), then to the Common Stock.

     Distributions made by the Company that are properly designated by the Company as capital gain dividends will be taxable to taxable U.S. Stockholders as long-term capital gains (to the extent that they do not exceed the Company's actual net capital gain for the taxable year) without regard to the period for which a U.S. Stockholder has held his shares of stock. U.S. Stockholders that are corporations may, however, be required to treat up to 20% of certain capital gain dividends as ordinary income.

     To the extent that the Company makes distributions (not designated as capital gain dividends) in excess of its current and accumulated earnings and profits, such distributions will be treated first as a tax-free return of capital to each U.S. Stockholder, reducing the adjusted basis which such U.S. Stockholder has in his shares of stock for tax purposes by the amount of such distribution (but not below zero), with distributions in excess of a U.S. Stockholder's adjusted basis in his shares taxable as capital gains (provided that the shares have been held as a capital asset). Dividends declared by the Company in October, November, or December of any year and payable to a stockholder of record on a specified date in any such month shall be treated as both paid by the Company and received by the stockholder on December 31 of such year, provided that the dividend is actually paid by the Company on or before January 31 of the following calendar year. Stockholders may not include in their own income tax returns any net operating losses or capital losses of the Company.

     For taxable years of the Company beginning after August 5, 1997, U.S. shareholders holding shares at the close of the Company's taxable year will be required to include, in computing their long-term capital gains for the taxable year in which the last day of the Company's taxable year fails, such amounts as the Company may designate in a written notice mailed to its shareholders. The Company may not designate amounts in excess of the Company's undistributed net capital gain for the taxable year. Each U.S. shareholder required to include such a designated amount in determining such shareholder's long-term capital gains will be deemed to have paid, in the taxable year of the inclusion, the tax paid by the Company in respect of such undistributed net capital gains. U.S. shareholders subject to these rules will be allowed a credit or a refund, as the case may be, for the tax deemed to have been paid by such shareholders. U.S. shareholders will increase their basis in their Shares by the difference between the amount of such includable gains and the tax deemed paid by the shareholder in respect of such gains.

                                   THE OFFER

     The Company is issuing offers to holders of record of its Common Stock and Preferred Stock at the close of business on March 24, 1998 (the "Record Date") non-transferable Rights ("Rights") to subscribe for and purchase shares of Common Stock at the subscription price set forth on the cover page of this Prospectus (the "Subscription Price") pursuant to the Basic Subscription Privilege and Over-Subscription Privilege described below.

RIGHTS TO BE ISSUED

     Holders of Common Stock and Preferred Stock on the Record Date will receive one Right with respect to each share held.

     Rights Certificates: Rights to subscribe are evidenced by non-transferable Rights Certificates, each Certificate evidencing the total number of Rights to which the holder is entitled. Rights Certificates may not be transferred and Rights may not be divided or combined.

     Expiration Date: The Rights expire on 5:00 PM New York City time, on June 15, 1998 (the "Expiration Date"). To subscribe, the Rights Certificates and payment must be received by the Subscription Agent, at its offices at:

       By Overnight
    Express Delivery,
By Hand Delivery or First                             By Facsimile Transmission:
       Class Mail:                                    American Stock Transfer &
American Stock Transfer &                                   Trust Company
      Trust Company                                   Reorganization Department
Reorganization Department                                   (718)234-5001
40 Wall Street 46th Floor
    New York, NY 10005

(the "Offices"), not later than 5:00 PM New York City time, on the Expiration Date. Rights Certificate holders who elect to send their Certificates to the Subscription Agent by mail should allow adequate time for actual receipt prior to the time specified above. Rights Certificates received by the Subscription Agent at the Offices after 5:00 PM New York City time, on the Expiration Date, will not be accepted and will be returned except under the circumstances described under "Exercise and Payment." Payment may also be wired to Chase Manhattan Bank, 55 Water Street, New York, N.Y., ABA #021000021, Account 323836925 provided it is received prior to the Expiration Date and a completed Rights Certificate is received at one of the Offices prior to 5:00 PM on the Expiration Date.

OVER-SUBSCRIPTION PRIVILEGE

     A holder who exercises his Rights may oversubscribe at the Subscription Price for up to two additional shares of Common Stock for each share of Common Stock purchased by the holder under the Basic Subscription Privilege. ("Over-Subscription Privilege"). Common Stock will be available for purchase pursuant to the Over-Subscription Privilege, if any, to the extent that the maximum of 2,383,670 shares of Common Stock are not subscribed for through the exercise of Rights by the Expiration Date. If the shares of Common Stock so available are not sufficient to satisfy all subscriptions pursuant to the Over-Subscription Privilege, the available shares of Common Stock will be allocated pro rata among the holders of Rights who exercise the Over-Subscription Privilege based upon the proportion that the number of Rights exercised by each holder of Rights who exercises his Over-Subscription Privilege bears to the aggregate number of Rights exercised by all holders of Rights who exercise their Over-Subscription Privilege.

EXERCISE AND PAYMENT

     Rights to subscribe may be exercised by filling in Section 1 and Section 3 on the reverse side of the Rights Certificate, signing at the place indicated on the reverse side of the Rights Certificate and returning the Rights Certificate together with payment in full for all shares of Common Stock subscribed for by mail or otherwise to the Subscription Agent at the Offices. Payment in full of the Subscription Price ($13.25 per Share) must be received at the Office of the Subscription Agent not later than 5:00 PM New York City time on the Expiration Date. Except in cases of satisfactory late delivery of Rights Certificates provided for in the next paragraph, the Rights Certificates being exercised must accompany such payment. Payment must be made by check, bank draft or money order and should be made payable to American Stock Transfer & Trust Company or payment may be made by wire, as set forth above.

     If prior to the Expiration Date the Subscription Agent has received the full Subscription Price, together with a written telegraphic guarantee (use telefax number) from a bank, trust company or a member of the New York Stock Exchange, other national securities exchange, or the National Association of Securities Dealers, Inc. that the Rights Certificate with respect to the Shares of Common Stock subscribed for has been properly completed and executed and will be received by the Subscription Agent prior to 5:00 PM New York City time on June 22, 1998 together with such other supporting material as the Subscription Agent may request, such subscription will be accepted subject to receipt of the duly exercised Rights Certificate.

     Rights to oversubscribe pursuant to the Over-Subscription Privilege together with the aggregate subscription price for all shares subscribed for pursuant to the Over-Subscription Privilege may be exercised by completing
Section 2 of the Rights Certificate at the time the Rights are exercised.

     All questions as to the validity, form, eligibility (including time of receipt) and acceptance of any subscription (including any subscription pursuant to the Over-Subscription Privilege) will be determined by the Company, in its sole discretion, whose determination shall be binding. The Company reserves the absolute right to reject any subscription (including any subscription pursuant to the Over-Subscription Privilege) if such subscription is not in proper form or if the acceptance thereof or the issuance of Common Stock pursuant thereto could, in the opinion of the Company's counsel, be deemed unlawful. The Company also reserves the right to waive any defect with regard to any particular subscription. Neither the Company nor the Subscription Agent shall be under any duty to give notification of any defects or irregularities in subscriptions, nor shall any of them incur any liability for failure to give such notification.

     Gould Investors L.P. which owns 24.9% of the outstanding shares of Common Stock as of the Record Date, has agreed to exercise fully to purchase an aggregate of 392,981 shares of Common Stock. It has also advised the Company that it will exercise its Over-Subscription Privilege to the extent of 376,250 shares.

                                    EXPERTS

     The consolidated financial statements of One Liberty Properties, Inc. as of December 31, 1997 and 1996 and each of the three years in the period ended December 31, 1997, and the statement of revenues and certain expenses of 300 Gold Street for the year ended December 31, 1997, appearing in this Prospectus and Registration Statement have been audited by Ernst & Young LLP independent auditors, as set forth in their reports thereon appearing elsewhere herein, and are included in reliance upon such reports given upon the authority of such firm as experts in accounting and auditing.

                                 LEGAL MATTERS

     The validity of the Common Stock offered in connection with the Rights Offering have been passed upon by Brinberg and Lundy, 60 Cutter Mill Road, Great Neck, NY. Simeon Brinberg and Mark Lundy, partners of Brinberg and Lundy, are officers and stockholders of the Company.

                                INDEMNIFICATION

     The Company's Articles of Incorporation and By-laws provide that each director, officer and employee of the Company shall be indemnified by the Company to the full extent permitted by the General Laws of the State of Maryland, now or hereafter in force. Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers or persons controlling the Company pursuant to the foregoing provisions, the Company has been informed that in the opinion of the Securities and Exchange

Commission such indemnification is against public policy as expressed in the Securities Act and is therefore unenforceable.

                             ADDITIONAL INFORMATION

     The Company has filed with the Commission a Registration Statement on Form S-11 (together with any amendments thereto, the "Registration Statement") under the Securities Act of 1933, as amended (the "Securities Act"), with respect to the shares of Common Stock offered hereby. For further information with respect to the Company and the Common Stock offered hereby, reference is made to the Registration Statement and to the exhibits and schedules filed therewith. The Registration Statement, including exhibits and schedules thereto, may be inspected at the public reference facilities maintained by the Commission at 450 Fifth Street, N.W., Washington, D.C. 20549, and copies of all or any part thereof may be obtained from such office upon payment of the prescribed fees. Statements contained in this Prospectus or in any document incorporated in this Prospectus by reference as to the contents of any contract, agreement or other document referred to herein or therein are not necessarily complete. With respect to each such contract, agreement or other document filed with the Commission as an exhibit, reference is made to the exhibit for a more complete description of the matter involved, and each such statement shall be deemed qualified in its entirety by such reference.

     The Company is subject to the informational requirements of the Securities Exchange Act of 1934 ("Exchange Act") and in accordance therewith files reports, proxy statements, and other information with the Securities and Exchange Commission. Such reports, proxy statements and other information can be inspected and copied at the public reference facilities maintained by the Commission at 450 Fifth Street, N.W., Washington DC 20549, 7 World Trade Center, New York, NY 10048, and 500 West Madison Street, Chicago, Illinois 60661-2511. Copies of such materials can be obtained from the Public Reference Section of the Commission at 450 Fifth Street, N.W., Washington, DC 20549 at prescribed rates. Such reports, proxy statements and other information can also be inspected at the office of the American Stock Exchange, 86 Trinity Place, New York, NY 10006. The Company is an electronic filer. The Commission contains a web site that contains reports, proxy statements and other information regarding the Company at http://www.sec.gov.

                         INDEX TO FINANCIAL STATEMENTS

                                                                  PAGE
                                                                  ----
ONE LIBERTY PROPERTIES, INC.
  Report of Independent Auditors............................      F-1
  Consolidated Balance Sheets as of December 31, 1997 and
     1996...................................................      F-2
  Consolidated Statements of Income For The Three Years
     Ended December 31, 1997................................      F-3
  Consolidated Statements of Stockholders' Equity For The
     Three Years Ended December 31, 1997....................      F-4
  Consolidated Statements of Cash Flows For The Three Years
     Ended December 31, 1997................................   F-5 to F-6
  Notes to Consolidated Financial Statements, December 31,
     1997...................................................  F-7 to F-15
  Schedule of Consolidated Real Estate and Accumulated
     Depreciation at December 31, 1997......................  F-16 to F-17
  Schedule of Mortgage Loans on Real Estate at December 31,
     1997...................................................  F-18 to F-19
  ProForma Condensed Consolidated Balance Sheet as of
     December 31, 1997 (Unaudited)..........................      F-20
  ProForma Condensed Consolidated Statement of Income For
     the Year Ended December 31, 1997 (Unaudited)...........      F-21
  Notes to ProForma Financial Statements (Unaudited)........      F-22

300 GOLD STREET
  Report of Independent Auditors............................      F-23
  Statement of Revenues and Certain Expenses For the Year
     Ended December 31, 1997................................      F-24
  Notes to Statement of Revenues and Certain Expenses.......      F-25

                         REPORT OF INDEPENDENT AUDITORS

To the Board of Directors and Stockholders of One Liberty Properties, Inc. and Subsidiaries

     We have audited the accompanying consolidated balance sheets of One Liberty Properties, Inc. and Subsidiaries (the "Company") as of December 31, 1997 and 1996, and the related consolidated statements of income, stockholders' equity and cash flows for each of the three years in the period ended December 31, 1997. Our audits also included the financial statement schedules listed in the Index to Financial Statements included in the Prospectus. These financial statements and schedules are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements and schedules based on our audits.

     We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

     In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the consolidated financial position of One Liberty Properties, Inc. and Subsidiaries at December 31, 1997 and 1996, and the consolidated results of their operations and their cash flows for each of the three years in the period ended December 31, 1997, in conformity with generally accepted accounting principles. Also, in our opinion, the related financial statement schedules, when considered in relation to the basic financial statements taken as a whole, present fairly, in all material respects, the information set forth therein.

New York, New York
February 18, 1998
                                          ERNST & YOUNG LLP

                 ONE LIBERTY PROPERTIES, INC. AND SUBSIDIARIES

                          CONSOLIDATED BALANCE SHEETS

                                                                     DECEMBER 31,
                                                              --------------------------
                                                                 1997           1996
                                                              -----------    -----------
                                         ASSETS

Real estate investments, at cost (Notes 3, 4, and 6)
  Land......................................................  $12,210,147    $11,040,590
  Buildings.................................................   38,641,419     33,695,317
                                                              -----------    -----------
                                                               50,851,566     44,735,907
     Less accumulated depreciation..........................    2,534,582      1,846,694
                                                              -----------    -----------
                                                               48,316,984     42,889,213
Mortgages receivable -- less unamortized
  discount -- (substantially all from related parties)
  (Notes 5 and 6)...........................................    5,943,450      6,049,033
Cash and cash equivalents...................................    1,606,364      2,478,580
Unbilled rent receivable....................................      665,052        304,828
Rent, interest, deposits and other receivables..............      300,584         66,908
Investment in BRT Realty Trust -- (related party) (Note
  2)........................................................      240,384        199,068
Deferred financing costs....................................      510,123        480,640
Other.......................................................       64,614         54,718
                                                              -----------    -----------
                                                              $57,647,555    $52,522,988
                                                              ===========    ===========

                          LIABILITIES AND STOCKHOLDERS' EQUITY

Liabilities:
  Mortgages payable (Note 6)................................  $20,545,247    $16,846,921
  Note payable -- bank (Note 6).............................    4,605,029      3,900,000
  Accrued expenses and other liabilities....................      394,459        475,109
  Dividends payable.........................................      791,945        765,603
                                                              -----------    -----------
                                                               26,336,680     21,987,633
                                                              -----------    -----------
Commitments and contingencies (Notes 3 and 7)...............           --             --
Minority interest in subsidiary (Note 3)....................           --        141,722
                                                              -----------    -----------
Redeemable Convertible Preferred Stock, $1 par value; $1.60
  cumulative annual dividend; 2,300,000 shares authorized;
  808,776 shares issued; liquidation and redemption values
  of $16.50 (Note 7)........................................   13,106,970     12,950,792
                                                              -----------    -----------
Stockholders' equity (Notes 6,9,10 and 11):
  Common Stock, $1 par value; 25,000,000 shares authorized;
     1,561,450 and 1,473,642 shares issued and
     outstanding............................................    1,561,450      1,473,642
  Paid-in capital...........................................   14,419,609     13,650,737
  Net unrealized gain on available-for-sale securities (Note
     2).....................................................      146,706         97,673
  Accumulated undistributed net income......................    2,076,140      2,220,789
                                                              -----------    -----------
                                                               18,203,905     17,442,841
                                                              -----------    -----------
                                                              $57,647,555    $52,522,988
                                                              ===========    ===========

                            See accompanying notes.

                 ONE LIBERTY PROPERTIES, INC. AND SUBSIDIARIES

                       CONSOLIDATED STATEMENTS OF INCOME

                                                                YEAR ENDED DECEMBER 31,
                                                         --------------------------------------
                                                            1997          1996          1995
                                                         ----------    ----------    ----------
Revenues:
  Rental income (Note 3)...............................  $5,341,491    $4,178,288    $2,665,457
  Interest from related parties (Note 5)...............     832,579     1,132,150     1,878,262
  Interest and other income............................     110,739       201,118       347,243
                                                         ----------    ----------    ----------
                                                          6,284,809     5,511,556     4,890,962
                                                         ----------    ----------    ----------
Expenses:
  Depreciation and amortization........................   1,023,345       712,591       479,645
  Interest -- mortgages payable........................   1,517,126       891,953       453,684
  Interest -- bank.....................................     210,305       110,185            --
  Leasehold rent.......................................     288,833       288,833       284,394
  General and administrative (Note 8)..................     629,420       663,201       576,937
  Provision for valuation adjustment of real estate
     (Note 4)..........................................          --       659,000            --
                                                         ----------    ----------    ----------
                                                          3,669,029     3,325,763     1,794,660
                                                         ----------    ----------    ----------
Income before gain on sale of real estate and minority
  interest.............................................   2,615,780     2,185,793     3,096,302
Gain on sale of real estate including minority interest
  share of $215,336 (Note 3)...........................     599,251            --            --
                                                         ----------    ----------    ----------
Income before minority interest........................   3,215,031     2,185,793     3,096,302
Minority interest......................................    (230,839)      (11,841)           --
                                                         ----------    ----------    ----------
Net income.............................................  $2,984,192    $2,173,952    $3,096,302
                                                         ==========    ==========    ==========
Calculation of net income applicable to common
  stockholders:
  Net income...........................................  $2,984,192    $2,173,952    $3,096,302
  Less dividends and accretion on preferred stock......   1,450,220     1,448,359     1,446,519
                                                         ----------    ----------    ----------
Net income applicable to common stockholders...........  $1,533,972    $  725,593    $1,649,783
                                                         ==========    ==========    ==========
Weighted average number of common shares outstanding:
  Basic................................................   1,522,967     1,447,413     1,409,371
                                                         ==========    ==========    ==========
  Diluted..............................................   1,529,203     1,459,198     1,423,361
                                                         ==========    ==========    ==========
Net income per common share (Notes 2 and 11):
  Basic................................................       $1.01         $ .50         $1.17
                                                         ==========    ==========    ==========
  Diluted..............................................       $1.00         $ .50         $1.16
                                                         ==========    ==========    ==========
Cash distributions per share:
  Common Stock.........................................       $1.20         $1.20         $1.03
                                                         ==========    ==========    ==========
  Preferred Stock......................................       $1.60         $1.60         $1.60
                                                         ==========    ==========    ==========

                            See accompanying notes.

                 ONE LIBERTY PROPERTIES, INC. AND SUBSIDIARIES

                CONSOLIDATED STATEMENTS OF STOCKHOLDERS' EQUITY

                                                FOR THE THREE YEARS ENDED DECEMBER 31, 1997
                                 --------------------------------------------------------------------------
                                                             NET UNREALIZED
                                                             GAIN (LOSS) ON     ACCUMULATED
                                   COMMON       PAID-IN      AVAILABLE-FOR-    UNDISTRIBUTED
                                   STOCK        CAPITAL     SALE SECURITIES      NET INCOME        TOTAL
                                 ----------   -----------   ----------------   --------------   -----------
Balances, December 31, 1994....  $1,399,119   $13,233,109      $ (34,913)       $ 2,730,523     $17,327,838
Net income.....................          --            --             --          3,096,302       3,096,302
Distributions -- Common Stock
  ($1.03 per share)............          --            --             --         (1,449,397)     (1,449,397)
Distributions -- Preferred
  Stock ($1.60 per share)......          --            --             --         (1,294,042)     (1,294,042)
Accretion on Preferred Stock...          --      (152,477)            --                 --        (152,477)
Exercise of options............      17,000       138,125             --                 --         155,125
Net unrealized gain on
  available-
  for-sale-securities (Note
  2)...........................          --            --         28,155                 --          28,155
                                 ----------   -----------      ---------        -----------     -----------
Balances, December 31, 1995....   1,416,119     13,218,75         (6,758)         3,083,386      17,711,504
Net income.....................          --            --             --          2,173,952       2,173,952
Distributions -- Common Stock
  ($1.20 per share)............          --            --             --         (1,742,507)     (1,742,507)
Distributions -- Preferred
  Stock ($1.60 per share)......          --            --             --         (1,294,042)     (1,294,042)
Accretion on Preferred Stock...          --      (154,317)            --                 --        (154,317)
Exercise of options............      23,500       190,937             --                 --         214,437
Shares issued through dividend
  reinvestment plan............      34,023       395,360             --                 --         429,383
Net unrealized gain on
  available-for-sale securities
  (Note 2).....................          --            --        104,431                 --         104,431
                                 ----------   -----------      ---------        -----------     -----------
Balances, December 31, 1996....   1,473,642    13,650,737         97,673          2,220,789      17,442,841
Net income.....................          --            --             --          2,984,192       2,984,192
Distributions -- Common Stock
  ($1.20 per share)............          --            --             --         (1,834,799)     (1,834,799)
Distributions -- Preferred
  Stock ($1.60 per share)......          --            --             --         (1,294,042)     (1,294,042)
Accretion on Preferred Stock...          --      (156,178)            --                 --        (156,178)
Exercise of options............      29,000       235,625             --                 --         264,625
Shares issued through dividend
  reinvestment plan............      58,808       689,425             --                 --         748,233
Net unrealized gain on
  available-for-sale securities
  (Note 2).....................          --            --         49,033                 --          49,033
                                 ----------   -----------      ---------        -----------     -----------
Balances, December 31, 1997....  $1,561,450   $14,419,609      $ 146,706        $ 2,076,140     $18,203,905
                                 ==========   ===========      =========        ===========     ===========

                            See accompanying notes.

                 ONE LIBERTY PROPERTIES, INC. AND SUBSIDIARIES

                     CONSOLIDATED STATEMENTS OF CASH FLOWS

                                                                 YEAR ENDED DECEMBER 31,
                                                        -----------------------------------------
                                                            1997           1996          1995
                                                        ------------   ------------   -----------
Cash flows from operating activities:
  Net income..........................................  $  2,984,192   $  2,173,952   $ 3,096,302
  Adjustments to reconcile net income to net cash
     provided by operating activities:
     Gain on sale of real estate......................      (599,251)            --            --
     (Increase) decrease in rental income from
       straightlining of rent.........................      (360,224)      (218,061)       86,780
     Provision for valuation adjustment...............            --        659,000            --
     Depreciation and amortization....................     1,023,345        712,591       479,645
     Minority interest in earnings of subsidiary......       230,839         11,841            --
     Changes in assets and liabilities:
       Decrease (increase) in rent, interest, deposits
          and other receivables.......................      (221,508)       611,739      (328,461)
       Increase (decrease) in accrued expenses and
          other liabilities...........................       (80,650)       281,342        (5,123)
                                                        ------------   ------------   -----------
          Net cash provided by operating activities...     2,976,743      4,232,404     3,329,143
                                                        ------------   ------------   -----------
Cash flows from investing activities:
  Additions to real estate............................   (10,058,389)   (19,940,571)   (3,819,323)
  Net proceeds from sale of real estate...............     4,347,429             --            --
  Costs of acquisition of real estate and mortgage
     receivable from Gould Investors L.P. -- related
     party............................................            --             --       (90,514)
  Collection of mortgages receivable -- (including
     $79,032, $961,789 and $148,291 from related
     parties in 1997, 1996 and 1995)..................       105,583        987,108       169,388
  Collection of senior secured note receivable -- BRT
     Realty Trust -- related party....................            --        528,575     1,579,618
  Sale of U.S. Government obligations and securities,
     net..............................................            --      1,310,553     2,806,713
  Investment by minority interest in subsidiary.......            --        167,980            --
  Payments to minority interest by subsidiary.........      (396,333)       (38,099)           --
  Other...............................................        42,249         (2,248)      (14,986)
                                                        ------------   ------------   -----------
          Net cash (used in) provided by investing
            activities................................    (5,959,461)   (16,986,702)      630,896
                                                        ------------   ------------   -----------
Cash flows from financing activities:
  Proceeds from bank borrowings, net of repayments....       705,029      3,900,000            --
  Proceeds from mortgages payable.....................     5,925,000     10,375,000     2,413,350
  Payment of financing costs..........................      (203,212)      (392,826)      (85,225)
  Repayment of mortgages payable......................    (2,226,674)      (118,233)   (2,806,843)
Exercise of stock options.............................       264,625        214,437       155,125
  Cash distributions -- Common Stock..................    (1,808,457)    (1,725,250)   (1,199,451)
  Cash distributions -- Preferred Stock...............    (1,294,042)    (1,294,042)   (1,294,042)
  Issuance of shares through dividend reinvestment
     plan.............................................       748,233        429,383            --
                                                        ------------   ------------   -----------
          Net cash provided by (used in) financing
            activities................................     2,110,502     11,388,469    (2,817,086)
                                                        ------------   ------------   -----------
Net (decrease) increase in cash and cash
  equivalents.........................................      (872,216)    (1,365,829)    1,142,953
Cash and cash equivalents at beginning of year........     2,478,580      3,844,409     2,701,456
                                                        ------------   ------------   -----------
Cash and cash equivalents at end of year..............  $  1,606,364   $  2,478,580   $ 3,844,409
                                                        ============   ============   ===========

                            See accompanying notes.

                 ONE LIBERTY PROPERTIES, INC. AND SUBSIDIARIES

                                                                YEAR ENDED DECEMBER 31,
                                                         -------------------------------------
                                                            1997         1996         1995
                                                         ----------    --------    -----------
Supplemental disclosures of cash flow information:
  Cash paid during the year for interest expense.......  $1,727,603    $914,506    $   467,116
  Cash paid during the year for income taxes...........      17,058      58,437         43,784
Supplemental schedule of noncash investing and
  financing activities:
  Acquisition of real estate and mortgage receivable
     from Gould Investors L.P., a related party........          --          --     (9,861,729)
  Consideration for acquisition from Gould Investors
     L.P.:
     Extinguishment of mortgage receivable.............          --          --      6,850,000
     Transfer of BRT preferred stock...................          --          --      2,455,355
     Transfer of BRT common stock......................          --          --        556,374

                            See accompanying notes.

                 ONE LIBERTY PROPERTIES, INC. AND SUBSIDIARIES

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

                               DECEMBER 31, 1997

NOTE 1 -- ORGANIZATION AND BACKGROUND

     One Liberty Properties, Inc. (the "Company") was incorporated in 1982 in the state of Maryland. The Company is a self-managed Real Estate Investment Trust ("REIT") which currently participates in net leasing transactions and has engaged in other real property transactions and invested in real property mortgages.

NOTE 2 -- SIGNIFICANT ACCOUNTING POLICIES

PRINCIPLES OF CONSOLIDATION

     The consolidated financial statements include the accounts of One Liberty Properties, Inc., its wholly-owned subsidiaries and a majority-owned limited liability company (see Note 3). Material intercompany items and transactions have been eliminated. One Liberty Properties, Inc., its subsidiaries and the limited liability company are hereinafter referred to as the Company.

RECLASSIFICATION OF FINANCIAL STATEMENTS

     Certain amounts reported in previous consolidated financial statements have been reclassified in the accompanying consolidated financial statements to conform to the current year's presentation.

USE OF ESTIMATES

     The preparation of the financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. Actual results could differ from those estimates.

INCOME RECOGNITION

     Rental income includes the base rent that each tenant is required to pay in accordance with the terms of their respective leases reported on a straight-line basis over the initial term of the lease. Mortgage receivable discount is amortized over the remaining life, utilizing the interest method, based on the Company's evaluation of the collectibility of the carrying amount of the mortgage.

DEPRECIATION

     Depreciation of buildings is computed on the straight-line method over an estimated useful life of 40 years for commercial properties and 27 and one half years for residential properties.

DEFERRED FINANCING COSTS

     Mortgage and credit line costs are deferred and amortized on a straight-line basis over the terms of the respective debt obligations.

FEDERAL INCOME TAXES

     The Company has qualified as a real estate investment trust under the applicable provisions of the Internal Revenue Code. Under these provisions, the Company will not be subject to federal income taxes on amounts distributed to stockholders providing it distributes substantially all of its taxable income and meets certain other conditions.

     Distributions made during 1997 included approximately 3% attributable to capital gains, with the balance to ordinary income. All distributions made during 1996 were attributable to ordinary income.

                 ONE LIBERTY PROPERTIES, INC. AND SUBSIDIARIES

INVESTMENTS IN DEBT AND EQUITY SECURITIES

     In accordance with Statement of Financial Accounting Standards #115, Accounting for Certain Investments in Debt and Equity Securities, the Company accounts for its investment in common shares of BRT Realty Trust ("BRT"), a related party of the Company, at fair value as "available-for-sale" securities.

     The Company's investment in 30,048 common shares of BRT (accounting for less than 1% of the total voting power of BRT), purchased at a cost of $97,656 has a fair market value at December 31, 1997 of $240,384 resulting in an unrealized holding gain of $142,728. In addition, the Company has invested $33,194 in equity securities which have a fair market value of $37,172 at December 31, 1997. The aggregate net unrealized holding gain of $146,706 is excluded from earnings and reported as a separate component of stockholders' equity.

FAIR VALUE OF FINANCIAL INSTRUMENTS

     The following methods and assumptions were used to estimate the fair value of each class of financial instruments:

          Mortgages receivable: Two mortgage loans of the Company with outstanding balances aggregating $290,038 are currently fixed at interest rates which approximate market. Accordingly, these balances approximate their fair values. The remaining mortgage loan was purchased by the Company at a discount, which is being amortized by the Company over the life of the mortgage. The Company expects to receive a yield to maturity of approximately 14.5%. The Company estimates the fair value of the loan to approximate its face amount of $7,974,030 at December 31, 1997. The loan is being carried on the balance sheet at $5,653,412, the difference representing the remaining unamortized discount of $2,320,618.

          Cash and short term investments: The carrying amounts reported in the balance sheet for these instruments approximate their fair values.

          Investment in BRT Realty Trust: Since this investment is considered "available-for-sale", it is reported in the balance sheet based upon quoted market price.

          Note and mortgages payable: The Company determined the estimated fair value of its debt by discounting future cash payments at their effective rates of interest, which approximate current market rates of interest for similar loans. Accordingly, there is no material difference between their carrying amount and fair value.

          Redeemable convertible preferred stock: Based on the December 31, 1997 quoted market price per share of $16.875, the fair value of the Company's redeemable convertible preferred stock is $13,648,095.

ACCRETION ON PREFERRED STOCK

     The Company has Preferred Stock outstanding which is both redeemable and convertible. The stock was initially recorded in the financial statements at its fair value based upon the initial average trades on the American Stock Exchange. The amount by which the redemption value exceeds the carrying value is being accreted using the interest method over the life of the redemption period.

EARNINGS PER COMMON SHARE

     In 1997, the Financial Accounting Standards Board issued Statement No. 128, Earnings Per Share. Statement 128 replaced the calculation of primary and fully diluted earnings per share with basic and diluted earnings per share. Unlike primary earnings per share, basic earnings per share excludes any dilutive effects of options, warrants and convertible securities. Diluted earnings per share is very similar to the previously

                 ONE LIBERTY PROPERTIES, INC. AND SUBSIDIARIES reported fully diluted earnings per share. All earnings per share amounts for all periods have been presented, and where appropriate, restated to conform to the Statement 128 requirements.

     For the years ended December 31, 1997, 1996 and 1995, basic earnings per share was determined by dividing net income applicable to common stockholders for the year by the weighted average number of shares of Common Stock outstanding during each year.

     Diluted earnings per share reflects the potential dilution that could occur if securities or other contracts to issue Common Stock were exercised or converted into Common Stock or resulted in the issuance of Common Stock that then shared in the earnings of the Company. For the years ended December 31, 1997, 1996 and 1995 diluted earnings per share was determined by dividing net income applicable to common stockholders for the year by the total of the weighted average number of shares of Common Stock outstanding plus the dilutive effect of the Company's outstanding options (6,236, 11,785 and 13,990 for the years ended 1997, 1996 and 1995, respectively) using the treasury stock method. The Preferred Stock was not considered for the purpose of computing diluted earnings per share because their assumed conversion is antidilutive. See Note 11 for information regarding a Registration Statement filed February 1998 by the Company with the Securities and Exchange Commission with respect to a rights offering to be made to its shareholders.

CASH AND CASH EQUIVALENTS

     Cash equivalents consist of highly liquid investments with maturities of three months or less when purchased.

VALUATION ALLOWANCE ON REAL ESTATE OWNED

     During the year ended December 31, 1996, the Company adopted Statement of Financial Accounting Standards Board No. 121 ("FASB 121"), Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to Be Disposed Of, which requires the Company to make a review of each real estate asset held for use for which indicators of impairment are present, to determine whether the carrying amount of the asset will be recovered. Recognition of impairment is required if the undiscounted cash flows estimated to be generated by those assets are less than the assets' carrying amount. Measurement is based upon the fair market value of the asset. FASB 121 also requires that long-lived assets that are expected to be disposed of be reported at the lower of carrying amount or fair value less costs to sell.

SEGMENT REPORTING

     In June, 1997 the Financial Accounting Standards Board issued Statement No. 131, Disclosure About Segments of an Enterprise and Related Information, which is effective for financial statements issued for periods beginning after December 15, 1997. Statement No. 131 requires disclosures about segments of an enterprise and related information regarding the different types of business activities in which an enterprise engages and the different economic environments in which it operates. The Company does not believe that the implementation of Statement No. 131 will have a material impact on its financial statements.

NOTE 3 -- REAL ESTATE INVESTMENTS AND MINIMUM FUTURE RENTALS

     The rental properties owned at December 31, 1997 are leased under noncancellable operating leases to corporate tenants with current expirations ranging from 1999 to 2051, with certain tenant renewal rights. All lease agreements are net lease arrangements which require the tenant to pay not only rent but all the expenses of the leased property including maintenance, taxes, utilities and insurance. Certain lease agreements provide for periodic rental increases and others provide for increases based on the consumer price index.

                 ONE LIBERTY PROPERTIES, INC. AND SUBSIDIARIES

     The minimum future rentals to be received over the next five years on the operating leases in effect at December 31, 1997 are as follows:

YEAR ENDING
DECEMBER 31,
------------
  1998.................................................    $5,600,644
  1999.................................................     5,675,774
  2000.................................................     5,659,776
  2001.................................................     5,694,085
  2002.................................................     5,595,962

     Included in the minimum future rentals are rentals from a property owned in fee by an unrelated third party. The Company pays annual fixed leasehold rent of $288,833 through April 2010 and has a right to extend the lease for up to three 15 year and one 14 year renewal options.

     At December 31, 1997, the Company has recorded an unbilled rent receivable aggregating $665,052, representing rent reported on a straight-line basis in excess of rental payments required under the initial term of the respective leases. This amount is to be billed and received pursuant to the lease terms over the next twenty years. The minimum future rentals presented above include amounts applicable to the repayment of these unbilled rent receivables.

     For the year ended December 31, 1997, the following assets generated revenues for the Company in amounts exceeding 10% of the Company's total revenues:

                                                                FOR THE YEAR ENDED
                                                                 DECEMBER 31, 1997
                                                         ---------------------------------
DESCRIPTION                                               REVENUE      % OF TOTAL REVENUES
-----------                                              ----------    -------------------
Mortgage receivable -- related party(a)................  $  832,579           13.25%
Total Petroleum properties(b)..........................   1,092,606           17.38%

---------------
(a) See note 5 -- Mortgages Receivable (i) for other information.

(b) Total Petroleum, an operator of combination gas station and retail convenience stores, is a tenant in thirteen of the Company's properties, all located in the State of Michigan.

     In connection with the Total Petroleum lease agreement in 1991, the Company deposited $2,000,000 with an independent escrow agent, which represented the estimated maximum amount to remediate environmental problems discovered at certain locations. The agreement limits the maximum payment to approximately $350,000 per location. At December 31, 1997, there are two locations which require additional remediation efforts. The Company believes the approximate $781,000 held by the escrow agent will be adequate to cover any additional environmental costs.

SALE OF REAL ESTATE

     On August 5, 1997, the property owned by a limited liability company in which the Company was a majority member was sold and the limited liability company was liquidated. A gain of approximately $599,000 was realized on the sale. The Company's share of the gain is approximately $384,000 after deducting the minority interest portion.

NOTE 4 -- PROVISION FOR VALUATION ADJUSTMENT

     At December 1996, the Company owned five retail properties which had been leased to a retail chain of stores. The initial term with respect to the leases expired on December 31, 1996. As of December 31, 1996 two of these properties were under contract of sale (both sales closed during 1997) and three were vacant (two are still vacant). The Company is actively seeking a buyer or tenant for the two vacant properties.

                 ONE LIBERTY PROPERTIES, INC. AND SUBSIDIARIES

     At December 31, 1996 the Company recorded a provision for valuation adjustment on the two properties which were under contract of sale based on the sales prices. In addition, the Company had determined that the estimated fair value of the three vacant properties were lower than their carrying amounts and thus, the Company had taken a provision for the differences. The total provision taken on these five properties during the year ended December 31, 1996 which amounted to $659,000 had been presented as a reduction to real estate investments on the balance sheet.

NOTE 5 -- MORTGAGES RECEIVABLE AND PRINCIPAL RELATED PARTY TRANSACTION

     Mortgages receivable at December 31, 1997 and 1996 consist of the following:

                                                                 1997          1996
                                                              ----------    ----------
Affiliate
Entity substantially owned by Gould Investors L.P. (net of
  unamortized discount of $2,320,618 and $2,654,818)(i).....  $5,653,412    $5,732,445
Non-affiliate
  Other.....................................................     290,038       316,588
                                                              ----------    ----------
                                                              $5,943,450    $6,049,033
                                                              ==========    ==========

     Annual maturities of mortgages receivable during the next five years and thereafter are summarized as follows:

YEAR ENDING
DECEMBER 31,
------------
     1998...................................................  $  768,574
     1999...................................................     508,251
     2000...................................................     532,820
     2001...................................................     555,355
     2002...................................................     567,871
     2003 and thereafter....................................   5,331,197
                                                              ----------
          Total.............................................   8,264,068
Less: Unamortized discount..................................   2,320,618
                                                              ----------
Net carrying amount -- mortgages receivable.................  $5,943,450
                                                              ==========

---------------
(i) On July 30, 1993, as a result of a public auction, the Federal Deposit Insurance Corporation sold to an entity related to the Company, for a consideration of $19,000,300, a $23,000,000 first mortgage, providing for an interest rate of 8% per annum, secured by a single tenant office building located in Manhattan, New York. The office building which secures this mortgage is owned by a partnership in which Gould Investors L.P. ("Gould") is General Partner and in which Gould owns substantially all of the partnership interests. Simultaneously with the purchase, $13,181,000 was advanced by an unrelated party, $6,080,000 (which includes closing costs) was advanced by the Company, and the mortgage was severed into a first mortgage of $13,181,000 paying interest at 9 1/2% per annum held by the unrelated party and a subordinate wrap mortgage of $9,819,000 held by the Company. Both the first mortgage and the wrap mortgage mature in 2005 at which time the first mortgage will be fully amortized and the wrap mortgage will have a principal balance of approximately $4,000,000. The Company receives monthly principal and interest payments of $79,318 and at December 31, 1997 and 1996 its principal balance had been reduced to approximately $7,974,000 and $8,387,000, respectively. The original discount of $3,738,400 is being amortized by the Company over the life of the mortgage. The Company expects to receive a yield to maturity of approximately 14.5%. Interest income, including amortization of the discount of $334,200, $327,600 and $319,500, amounted to $832,579, $848,200 and $861,750 for the years ended
    1997, 1996 and 1995, respectively.

     The building which secures the first mortgage and the wrap mortgage is leased in its entirety to the City of New York. The lease expires in 2005 with an option to renew for an additional five years and provides the

                 ONE LIBERTY PROPERTIES, INC. AND SUBSIDIARIES

City with a limited right of termination. The first mortgage and the wrap mortgage are nonrecourse to the owner of the building. The transaction was approved by the independent directors of the Company. The directors who are affiliated with the Company and Gould abstained from voting on the transaction.

     At December 31, 1997 and 1996 Gould owned 384,462 and 542,825 shares of the common stock of the Company or 24.6% and 36.8% of the equity interest and 19.6% and 28.9% of the voting rights, respectively.

NOTE 6 -- DEBT OBLIGATIONS

MORTGAGES PAYABLE

     At December 31, 1997 there are nine outstanding mortgages payable, all of which are secured by individual real estate investments with an aggregate carrying value of $33,163,742 before accumulated depreciation. The mortgages bear interest at rates ranging from 7.3% to 9.1%, and mature between 1999 and 2017.

     Scheduled principal repayments during the next five years and thereafter are as follows:

YEAR ENDING
DECEMBER 31,
------------
  1998..................................................  $   281,128
  1999..................................................    4,237,515
  2000..................................................    1,139,019
  2001..................................................      255,795
  2002..................................................    1,559,362
  2003 and thereafter...................................   13,072,428
                                                          -----------
     Total..............................................  $20,545,247
                                                          ===========

NOTE PAYABLE -- BANK

     On March 1, 1996 the Company entered into a $5 million revolving credit agreement ("Credit Agreement") with Bank Leumi Trust Company of New York ("Bank Leumi"). Under the terms of the Credit Agreement the Company can add additional lenders to provide a maximum total facility of $15,000,000. In June 1997, the Company closed on a $4,000,000 participation interest with Commercial Bank of New York (formerly First Bank of the Americas), increasing the total facility to $9,000,000. Borrowings under the Credit Agreement are being used to provide the Company with funds, when needed, to acquire additional properties. The Credit Agreement matures February 28, 1999 with a right for the Company to extend the Credit Agreement until February 29, 2000. The Company pays interest under the Credit Agreement at the rate of prime plus 1/2% on funds borrowed on an interest only basis, plus a 1/4% servicing fee on the outstanding balance to Bank Leumi. Net proceeds of certain events (e.g. sale of property, financing of properties) must be applied to reduce the loan.

     As collateral for any advances taken by the Company under the Credit Agreement, the Company has pledged the stock of each of its subsidiaries and certain mortgages receivable. In addition, the Company's subsidiaries have guaranteed all loans under the Credit Agreement. The Credit Agreement contains certain affirmative and negative convenants as well as specified guarantees. The Company has agreed to maintain at least $250,000 on deposit with Bank Leumi and is in compliance with all requirements.

     At December 31, 1997, $4,605,029 was outstanding under the Credit
Agreement.

NOTE 7 -- REDEEMABLE CONVERTIBLE PREFERRED STOCK

     The Preferred Stock has the following rights, qualifications and conditions: (i) a cumulative dividend preference of $1.60 per share per annum;
(ii) a liquidation preference of $16.50 per share; (iii) a right to convert each share of Preferred Stock at any time into .825 of a share of Common Stock; (iv) redeemable by

                 ONE LIBERTY PROPERTIES, INC. AND SUBSIDIARIES the Company after July 1, 1997 at $16.70 per share and at premiums declining to $16.50 on July 1, 1998 and thereafter; (v) an option by each preferred holder to put the Preferred Stock to the Company at $16.50 per share for the period commencing July 1, 1999 and ending on September 28, 1999; and (vi) one-half vote per share.

NOTE 8 -- OTHER RELATED PARTY TRANSACTIONS

     Gould charged the Company $179,260, $175,969, $210,357 during the years ended December 31, 1997, 1996 and 1995, respectively, for allocated general and administrative expenses and payroll based on time incurred by various employees.

     A company controlled by certain directors and officers of the Company was paid mortgage brokerage fees of $24,134 during the year ended December 31, 1995.

     See Note 5 for other related party transaction information.

NOTE 9 -- STOCK OPTIONS

     On December 6, 1996, the directors of the Company adopted the 1996 Stock Option Plan (Incentive/Nonstatutory Stock Option Plan), whereby a maximum of 125,000 shares of common stock of the Company are reserved for issuance to employees, officers, directors, consultants and advisors to the Company. Incentive stock options are granted at per share amounts at least equal to their fair market value at the date of grant, whereas for nonstatutory stock options the exercise price may be any amount determined by the Board of Directors. The options will expire no later than ten years after the date on which the option was granted.

     On March 21, 1997, the Directors of the Company granted, under the 1996 Stock Option Plan, options to purchase a total of 40,500 shares of common stock at $13.50 per share to a number of the Company's officers and employees. The options are cumulatively exercisable at a rate of 25% per annum, commencing after six months, and expire five years after the date of grant. At December 31, 1997 options to purchase 10,125 shares are exercisable, none of which have been exercised.

     On November 17, 1989, the directors of the Company granted, under the 1989 Stock Option Plan, options to purchase a total of 110,000 shares of Common Stock at $11 per share to a number of the Company's officers and employees. In 1994, one officer exercised 20,000 of these options and the balance expired. On June 6, 1991, the directors of the Company granted to each of the three independent directors of the Company an option to purchase 5,000 shares of Common Stock at $9.125 per share. During 1995 and 1996, two directors exercised 10,000 of these options and during 1996 the remaining 5,000 options expired. On March 4, 1993, the Board of Directors granted, also under the 1989 Stock Option Plan, options to purchase a total of 100,000 common shares at $9.125 per share to a number of officers and employees of the Company. At December 31, 1997, all 100,000 options had been exercised.

     Stock options under the 1989 Stock Option Plan are granted at per share amounts at least equal to their fair market value at the date of grant. The options are cumulatively exercisable at a rate of 25% per annum and expire five years after the date of grant. A maximum of 225,000 common shares were reserved for issuance under the 1989 Stock Option Plan, of which 95,000 are available for grant at December 31, 1997.

     The Company elected Accounting Principles Board Opinion No. 25, Accounting for Stock Issued to Employees ("APB 25"), and related interpretations in accounting for its employee stock options. Under APB 25, no compensation expense is recognized because the exercise price of the Company's employee stock options equals the market price of the underlying stock on the date of grant. The alternative fair value accounting provided for under FASB No. 123, Accounting for Stock-Based Compensation, is not applicable because it requires use of option valuation models that were not developed for use in valuing employee stock options.

                 ONE LIBERTY PROPERTIES, INC. AND SUBSIDIARIES

     Pro forma information regarding net income and earnings per share is required by FASB No. 123, and has been determined as if the Company had accounted for its employee stock options under the fair value method. The fair value for these options was estimated at the date of the grant using a Black-Scholes option pricing model with the following weighted-average assumptions: risk free interest rate of 6.49%, dividend yield of 8.5%, volatility factor of the expected market price of the Company's Common Stock based on historical results of .117; and an expected life of 4 years.

     The Black-Scholes option valuation model was developed for use in estimating the fair value of traded options which have no vesting restrictions and are fully transferable. In addition, option valuation models require the input of highly subjective assumptions including expected stock price volatility. Because the Company's employee stock options have characteristics significantly different from those of traded options, and changes in the subjective input assumptions can materially affect the fair value estimate, management believes the existing models do not necessarily provide a reliable single measure of the fair value of its employee stock options. The Company has elected not to present pro forma information because the impact on the reported net income and earnings per share is immaterial.

     Changes in the number of common shares under all option arrangements are summarized as follows:

                                                         YEAR ENDED DECEMBER 31,
                                                    ----------------------------------
                                                        1997          1996       1995
                                                    -------------    -------    ------
Outstanding at beginning of period................     29,000         57,500    74,500
Granted...........................................     40,500             --        --
Option prices.....................................  $13.50-$9.125         --        --
Exercisable at end of period......................     10,125         29,000    32,500
Exercised.........................................     29,000         23,500    17,000
Expired...........................................       --            5,000        --
Outstanding at end of period......................     40,500         29,000    57,500
Option price per share outstanding................     $13.50         $9.125    $9.125

     As of December 31, 1997 the outstanding options had a remaining contractual life of approximately 4.2 years and an exercise price of $13.50.

NOTE 10 -- DISTRIBUTION REINVESTMENT PLAN

     In May, 1996, the Company implemented a Distribution Reinvestment Plan (the "Plan"). The Plan provides owners of record of 100 shares or more of its common and/or preferred stock the opportunity to reinvest cash distributions in newly-issued common stock of the Company at a five percent discount from the market price. No open market purchases are made under the Plan. During the years ended December 31, 1997 and 1996, the Company issued 58,808 and 34,023 common shares, respectively, under the Plan.

NOTE 11 -- SUBSEQUENT EVENTS

     On February 10, 1998, the Company filed a Registration Statement with the Securities and Exchange Commission ("SEC") with respect to a rights offering to be made to its stockholders. Upon effectiveness of the Registration Statement, the Company will issue to each common and preferred stockholder, one nontransferable right for each share owned of record on the record date entitling the holder to purchase one share of common stock at a price which will be approximately 5% to 10% below market at or about the time the Registration Statement is declared effective by the SEC. In addition, each common and preferred stockholder will be afforded the opportunity to over-subscribe to the extent of two additional shares, but, in order for the over-subscription privilege to come into effect a stockholder must have fully exercised the basic subscription privilege.

     A limited liability company, in which the Company is the majority member, expects to close on the purchase of a commercial building during March, 1998. The purchase price will be $6,700,000. The Company expects to close on mortgage financing for $4,500,000 simultaneously with the purchase. Interest on the

                 ONE LIBERTY PROPERTIES, INC. AND SUBSIDIARIES mortgage will be at the rate of 7.5% per annum. The entire property is leased to the New York City Transit Authority at an annual rental of $850,000 with a lease that expires in October, 2002.

NOTE 12 -- QUARTERLY FINANCIAL DATA (UNAUDITED):

                                                 QUARTER ENDED
                               --------------------------------------------------     TOTAL
                               MARCH 31    JUNE 30    SEPTEMBER 30    DECEMBER 31    FOR YEAR
                               --------    -------    ------------    -----------    --------
                                           (IN THOUSANDS, EXCEPT PER SHARE DATA)
1997
Revenues.....................   $1,566     $1,567        $1,493         $1,659        $6,285
Net income...................      639        641         1,005(a)         699         2,984
Net income applicable to
  common stockholders........      277        279           642            336         1,534
Net income per common
  share(b):
  Basic......................      .19        .18           .42            .22          1.01
  Diluted....................      .18        .18           .42            .22          1.00

---------------
(a) Net income includes gain on sale of real estate of $599,251 and is after minority interest of $230,839 (substantially attributable to such gain). See
    Note 3.

(b) The earnings per share amounts for the quarter ended March 31, 1997 have been restated to comply with Statement of Financial Accounting Standards No. 128, Earnings Per Share.

                                                 QUARTER ENDED
                               --------------------------------------------------     TOTAL
                               MARCH 31    JUNE 30    SEPTEMBER 30    DECEMBER 31    FOR YEAR
                               --------    -------    ------------    -----------    --------
                                           (IN THOUSANDS, EXCEPT PER SHARE DATA)
1996
Revenues(b)..................   $1,094     $1,288        $1,594         $1,536        $5,512
Net income(a)(b).............      577        368           791            438         2,174
Net income applicable to
  common stockholders(b).....      215          6           429             76           726
Basic and diluted net income
  per common share...........      .15         --           .29            .05           .50

---------------
(a) Net income reflects provision for valuation adjustment of real estate amounting to $314,000, $145,000 and $200,000 for the quarters ending June 30, 1996, September 30, 1996 and December 31, 1996, respectively.

(b) Includes approximately $41,000, $103,000 and $88,000 (or $.03, $.07 and $.06
    per common share) of income from accelerated payments on a senior note receivable for the quarters ending March 31, 1996, June 30, 1996 and September 30, 1996, respectively. The note receivable was paid in full during August 1996.

                 ONE LIBERTY PROPERTIES, INC. AND SUBSIDIARIES

     SCHEDULE III -- CONSOLIDATED REAL ESTATE AND ACCUMULATED DEPRECIATION

                               DECEMBER 31, 1997

                                                                              GROSS AMOUNT AT WHICH CARRIED
                                                                                           AT
                                                   INITIAL COST                     DECEMBER 31, 1997
                                                    TO COMPANY                        LATEST INCOME
                                             -------------------------   ---------------------------------------   ACCUMULATED
                              ENCUMBRANCES      LAND        BUILDINGS       LAND        BUILDINGS       TOTAL      DEPRECIATION
                              ------------      ----        ---------       ----        ---------       -----      ------------
FREE STANDING
  RETAIL LOCATIONS:
    Columbus, OH............  $ 4,325,000    $ 1,445,232   $ 5,780,926   $ 1,445,232   $ 5,780,926   $ 7,226,158    $   18,065
    Ft. Myers, FL...........    3,209,748      1,013,463     4,053,848     1,013,463     4,053,848     5,067,311       114,020
    Denver, CO..............    2,670,659        811,896     3,247,582       811,896     3,247,582     4,059,478       138,699
    Atlanta, GA.............    2,363,061        802,721     3,210,886       802,721     3,210,886     4,013,607       110,374
    Lewisville, TX..........    1,571,786        685,737     2,742,946       685,737     2,742,946     3,428,683        82,860
    Miscellaneous...........    2,343,078      5,693,337    14,366,139     5,589,037    14,170,439    19,759,476     1,425,208

APARTMENT BUILDING:
    New York, NY............    4,061,915      1,109,836     4,439,346     1,109,836     4,439,346     5,549,182       571,735

LAND UNDER
  IMPROVEMENTS:
    Miscellaneous...........      --             752,225       --            752,225       --            752,225       --

INDUSTRIAL:
    Miami, FL...............      --             --            995,446       --            995,446       995,446        73,621
                              -----------    -----------   -----------   -----------   -----------   -----------    ----------
                              $20,545,247    $12,314,447   $38,837,119   $12,210,147   $38,641,419   $50,851,566    $2,534,582
                              ===========    ===========   ===========   ===========   ===========   ===========    ==========

                                                                   LIFE ON
                                                                    WHICH
                                                                DEPRECIATION
                                                                  IN LATEST
                                                                   INCOME
                                                                STATEMENT IS
                                DATE OF            DATE           COMPUTED
                              CONSTRUCTION   ACQUIRED (YEARS)      (YEARS)
                              ------------   ----------------   ------------
FREE STANDING
  RETAIL LOCATIONS:
    Columbus, OH............       1996      November 19, 1997        40
    Ft. Myers, FL...........       1996       November 7, 1996        40
    Denver, CO..............       1995          April 9, 1996        40
    Atlanta, GA.............       1994        August 14, 1996        40
    Lewisville, TX..........       1996       October 11, 1996        40
    Miscellaneous...........    Various                Various        40
APARTMENT BUILDING:
    New York, NY............       1910          June 14, 1994      27.5
LAND UNDER
  IMPROVEMENTS:
    Miscellaneous...........    Various                Various     --
INDUSTRIAL:
    Miami, FL...............       1967       January 19, 1955        40

                 ONE LIBERTY PROPERTIES, INC. AND SUBSIDIARIES

               NOTES TO SCHEDULE III -- CONSOLIDATED REAL ESTATE
                          AND ACCUMULATED DEPRECIATION

     (a) Reconciliation of "Real Estate and Accumulated Depreciation"

                                                               YEAR ENDED DECEMBER 31,
                                                      -----------------------------------------
                                                         1997           1996           1995
                                                      -----------    -----------    -----------
Investment in real estate:
Balance, beginning of year..........................  $44,735,907    $25,454,336    $11,750,268
Addition: Land and buildings........................   10,058,389     19,940,571     13,704,068
Deductions:
  Cost of properties sold...........................   (3,942,730)            --             --
  Valuation allowance(c)............................           --       (659,000)            --
                                                      -----------    -----------    -----------
Balance, end of year................................  $50,851,566    $44,735,907    $25,454,336
                                                      ===========    ===========    ===========
Accumulated depreciation:
Balance, beginning of year..........................  $ 1,846,694    $ 1,200,571    $   753,734
Addition: depreciation..............................      893,123        646,123        446,837
Deduction: accumulated depreciation related to
  properties sold...................................     (205,235)            --             --
                                                      -----------    -----------    -----------
Balance, end of year................................  $ 2,534,582    $ 1,846,694    $ 1,200,571
                                                      ===========    ===========    ===========

     (b) The aggregate cost of the properties is the same for federal income tax purposes.

     (c) During the year ended December 31, 1996, the Company took a provision for valuation adjustment of real estate totaling $659,000. See Note 4 to the consolidated financial statements for other information.

                 ONE LIBERTY PROPERTIES, INC. AND SUBSIDIARIES

                  SCHEDULE IV -- MORTGAGE LOANS ON REAL ESTATE

                               DECEMBER 31, 1997

                                       NUMBER OF   INTEREST       MATURITY                                         FACE AMOUNT
             DESCRIPTION                 LOANS       RATE           DATE            PERIODIC PAYMENT TERMS         OF MORTGAGE
             -----------               ---------   --------       --------          ----------------------         -----------
First mortgage loans:
  Land and building/retail               1           9.75%        Month to       $3,550 monthly allocated to       $  246,144
  Bad Axe, MI                                                      Month         interest and principal.
  Land and building/office               1           14.5%(b)      Feb-05        $79,318 monthly allocated to       7,974,030(c)
  New York NY                                                                    interest and principal,
                                                                                 balance of $4,073,525 due at
                                                                                 maturity.

Second mortgage loan:
  Land and building/commercial           1          10.25%         Oct-01        $1,158 monthly allocated to           43,894
  Seattle, WA                                                                    interest and principal, self-
                                                                                 liquidates by maturity.
          Total                          3                                                                         $8,264,068

                                        CARRYING
                                       AMOUNT OF
             DESCRIPTION                MORTGAGE
             -----------               ---------
First mortgage loans:
  Land and building/retail             $  246,144
  Bad Axe, MI
  Land and building/office              5,653,412
  New York NY

Second mortgage loan:
  Land and building/commercial             43,894
  Seattle, WA

          Total                        $5,943,450

                 ONE LIBERTY PROPERTIES, INC. AND SUBSIDIARIES

                  SCHEDULE IV -- MORTGAGE LOANS ON REAL ESTATE

                               DECEMBER 31, 1997

Notes to the Schedule:

     (a) The following summary reconciles mortgages receivable at their carrying values:

                                                             1997          1996
                                                             ----          ----
Balance at beginning of year..........................    $6,049,033    $7,036,141
Addition:
Amortization of discount..............................       334,200       327,600
Deduction:
Collections of principal..............................       439,783     1,314,708
Balance at end of year................................    $5,943,450    $6,049,033

     (b) Represents the expected yield to maturity which includes amortization of discount and interest collections.

     (c) The face amount of mortgage is before an unamortized discount of $2,320,618. Mortgage was pledged as collateral to Credit Agreement.

                 ONE LIBERTY PROPERTIES, INC. AND SUBSIDIARIES

                 PROFORMA CONDENSED CONSOLIDATED BALANCE SHEET
                            AS OF DECEMBER 31, 1997
                                  (UNAUDITED)

                                                                      PROFORMA
                                                    HISTORICAL     ADJUSTMENTS(A)      PROFORMA
                                                    -----------    ---------------    -----------
                                                     (AUDITED)
ASSETS
Real estate investments, at cost
  Land............................................  $12,210,147      $1,340,000       $13,550,147
  Buildings.......................................   38,641,419       5,360,000        44,001,419
                                                    -----------      ----------       -----------
                                                     50,851,566       6,700,000        57,551,566
     Less accumulated depreciation................    2,534,582                         2,534,582
                                                    -----------      ----------       -----------
                                                     48,316,984       6,700,000        55,016,984
Mortgages receivable -- less unamortized
  discount -- (substantially all from related
  parties)........................................    5,943,450                         5,943,450
Cash and cash equivalents.........................    1,606,364        (200,000)        1,406,364
Unbilled rent receivable..........................      665,052                           665,052
Rent, interest, deposits and other receivables....      300,584                           300,584
Investment in BRT Realty Trust -- (related
  party)..........................................      240,384                           240,384
Deferred financing costs..........................      510,123                           510,123
Other.............................................       64,614                            64,614
                                                    -----------      ----------       -----------
                                                    $57,647,555      $6,500,000       $64,147,555
                                                    ===========      ==========       ===========

LIABILITIES AND STOCKHOLDERS' EQUITY
Liabilities:
  Mortgages payable...............................  $20,545,247      $4,500,000       $25,045,247
  Note payable -- bank............................    4,605,029       2,000,000         6,605,029
  Accrued expenses and other liabilities..........      394,459                           394,459
  Dividends payable...............................      791,945                           791,945
                                                    -----------      ----------       -----------
                                                     26,336,680       6,500,000        32,836,680
                                                    -----------      ----------       -----------
Redeemable Convertible Preferred Stock, $1 par
  value; $1.60 cumulative annual dividend;
  2,300,000 shares authorized; 808,776 shares
  issued; liquidation and redemption values of
  $16.50..........................................   13,106,970                        13,106,970
                                                    -----------      ----------       -----------
Stockholders' equity:
  Common Stock, $1 par value; 25,000,000 shares
     authorized; 1,561,450 and 1,473,642 shares
     issued and outstanding.......................    1,561,450                         1,561,450
  Paid-in capital.................................   14,419,609                        14,419,609
  Net unrealized gain on available-for-sale
     securities...................................      146,706                           146,706
  Accumulated undistributed net income............    2,076,140                         2,076,140
                                                    -----------      ----------       -----------
                                                     18,203,905                        18,203,905
                                                    -----------      ----------       -----------
                                                    $57,647,555      $6,500,000       $64,147,555
                                                    ===========      ==========       ===========

                            See accompanying notes.

                 ONE LIBERTY PROPERTIES, INC. AND SUBSIDIARIES

              PROFORMA CONDENSED CONSOLIDATED STATEMENT OF INCOME
                      FOR THE YEAR ENDED DECEMBER 31, 1997
                                  (UNAUDITED)

                                                                       PROFORMA
                                                      HISTORICAL    ADJUSTMENTS(B)      PROFORMA
                                                      ----------    ---------------    ----------
                                                      (AUDITED)
Revenues:
  Rental income.....................................  $5,341,491       $843,165        $6,184,656
  Interest from related parties.....................     832,579                          832,579
  Interest and other income.........................     110,739         (6,000)          104,739
                                                      ----------       --------        ----------
                                                       6,284,809        837,165         7,121,974
                                                      ----------       --------        ----------
Expenses:
  Depreciation and amortization.....................   1,023,345        134,000         1,157,345
  Interest -- mortgages payable.....................   1,517,126        337,500         1,854,626
  Interest -- bank..................................     210,305        178,800           389,105
  Leasehold rent....................................     288,833                          288,833
  General and administrative........................     629,420                          629,420
                                                      ----------       --------        ----------
                                                       3,669,029        650,300         4,319,329
                                                      ----------       --------        ----------
Income before gain on sale of real estate and
  minority interest.................................   2,615,780        186,865         2,802,645
Gain on sale of real estate including minority
  interest share
  of $215,336.......................................     599,251                          599,251
                                                      ----------       --------        ----------
Income before minority interest.....................   3,215,031        186,865         3,401,896
Minority interest...................................    (230,839)       (20,000)         (250,839)
                                                      ----------       --------        ----------
Net income..........................................  $2,984,192       $166,865        $3,151,057
                                                      ==========       ========        ==========
Calculation of net income applicable to common
  stockholders:
  Net income........................................  $2,984,192                       $3,151,057
  Less dividends and accretion on preferred stock...   1,450,220                        1,450,220
                                                      ----------                       ----------
Net income applicable to common stockholders........  $1,533,972                       $1,700,837
                                                      ==========                       ==========
Weighted average number of common shares
  outstanding:
  Basic.............................................   1,522,967                        1,522,967
                                                      ==========                       ==========
  Diluted...........................................   1,529,203                        1,529,203
                                                      ==========                       ==========
Net income per common share:
  Basic.............................................       $1.01                            $1.12
                                                      ==========                       ==========
  Diluted...........................................       $1.00                            $1.12
                                                      ==========                       ==========
Cash distributions per share:
  Common Stock......................................       $1.20
                                                      ==========
  Preferred Stock...................................       $1.60
                                                      ==========

                            See accompanying notes.

                     NOTES TO PROFORMA FINANCIAL STATEMENTS
                                  (UNAUDITED)

PROFORMA CONDENSED CONSOLIDATED BALANCE SHEET AS OF DECEMBER 31, 1997

(A) Reflects the expected acquisition of 300 Gold Street in Brooklyn, New York at December 31, 1997 with cash, borrowings under a mortgage note and borrowings under the line of credit.

PROFORMA CONDENSED CONSOLIDATED STATEMENT OF INCOME FOR THE YEAR ENDED DECEMBER 31, 1997

(B) Reflects the revenues and expenses of 300 Gold Street in Brooklyn, New York in addition to the increase in interest expense associated with additional borrowings and a decrease in interest income as a result of a decrease in cash and cash equivalents as if the property were purchased at January 1, 1997.

                         REPORT OF INDEPENDENT AUDITORS

To the Board of Directors of
One Liberty Properties, Inc.

     We have audited the statement of revenues and certain expenses of the property at 300 Gold Street (the "Property"), as described in Note 1, for the year ended December 31, 1997. This financial statement is the responsibility of management of the Property. Our responsibility is to express an opinion on this financial statement based on our audit.

     We conducted our audit in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statement. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

     The accompanying statement of revenues and certain expenses was prepared for the purpose of complying with the rules and regulations of the Securities and Exchange Commission for inclusion in the Registration Statement (Form S-11) of One Liberty Properties, Inc., and is not intended to be a complete presentation of the Property's revenues and expenses.

     In our opinion, the financial statement referred to above presents fairly, in all material respects, the revenues and certain expenses of the Property as described in Note 1 for the year ended December 31, 1997, in conformity with generally accepted accounting principles.

                                          ERNST & YOUNG LLP

March 11, 1998
New York, New York

                                300 GOLD STREET

              STATEMENT OF REVENUES AND CERTAIN EXPENSES (NOTE 1)

                                                                FOR THE YEAR
                                                                    ENDED
                                                              DECEMBER 31, 1997
                                                              -----------------
Revenues:
  Base rent.................................................      $768,333
Certain expenses:
  Management fees...........................................        12,000
                                                                  --------
Revenues in excess of certain expenses......................      $756,333
                                                                  ========

                            See accompanying notes.

                                300 GOLD STREET

              NOTES TO STATEMENT OF REVENUES AND CERTAIN EXPENSES

                               DECEMBER 31, 1997

1.  BASIS OF PRESENTATION

     Presented herein is the statement of revenues and certain expenses related to the operations of the property, located at 300 Gold Street (also known as 131-143 Flatbush Avenue) in the borough of Brooklyn in New York City, (the "Property"). The Property is comprised of an office building containing 66,000 square feet.

     The accompanying financial statements have been prepared in accordance with the applicable rules and regulations of the Securities and Exchange Commission for the acquisition of real estate properties. Accordingly, the financial statements exclude certain expenses that may not be comparable to those expected to be incurred by One Liberty Properties, Inc. (the "Company") in the proposed future operations of the Property. It is expected that the Property will be acquired by the Company in April, 1998. Items excluded consist of interest, amortization and depreciation.

2.  USE OF ESTIMATES

     The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that effect the amounts reported in the financial statements and accompanying notes. Actual results could differ from those estimates.

3.  REVENUE RECOGNITION AND CONCENTRATION OF REVENUE

     The Property is leased by the New York City Transit Authority (the "Tenant") under an operating lease which expires on October 15, 2002. The lease provides for fixed net rent payments of $800,000 per annum until October 15, 1997 at which time the fixed net rent payments increase to $850,000 per annum through the lease expiration. The fixed net rent is net to the landlord, with the Tenant assuming the sole responsibility for the condition, operation, maintenance and management of the Property. Minimum rental income is recognized on a straight-line basis over the term of the lease. The excess of amounts due pursuant to the underlying lease over amounts so recognized amounted to approximately $42,083 for the year ended December 31, 1997.

4.  MANAGEMENT AGREEMENT

     During 1997 the Property was managed by CRG Management, LLC. As consideration for performing such services, CRG Management, LLC receives a fee equal to $1,000 per month.